   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON SEPTEMBER 8, 1997
                                                    REGISTRATION NO. 333-
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                    FORM S-3
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------

                             COR THERAPEUTICS, INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

                           DELAWARE                                                      94-3060271
                   (STATE OF INCORPORATION)                                (I.R.S. EMPLOYER IDENTIFICATION NUMBER)

                             256 EAST GRAND AVENUE
                         SOUTH SAN FRANCISCO, CA 94080
                                 (650) 244-6800
  (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                   REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                          VAUGHN M. KAILIAN, PRESIDENT
                             COR THERAPEUTICS, INC.
                             256 EAST GRAND AVENUE
                         SOUTH SAN FRANCISCO, CA 94080
                                 (650) 244-6800
 (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                             OF AGENT FOR SERVICE)

                    COPIES TO:                                         COPIES TO:
               ROBERT L. JONES, ESQ.                              ALAN K. AUSTIN, ESQ.
                COOLEY GODWARD LLP                              ELIZABETH R. FLINT, ESQ.
               FIVE PALO ALTO SQUARE                     WILSON SONSINI GOODRICH & ROSATI, P.C.
                PALO ALTO, CA 94306                                650 PAGE MILL ROAD
                  (650) 843-5000                                   PALO ALTO, CA 94304
                                                                      (650)493-9300

        Approximate date of commencement of proposed sale to the public:
   AS SOON AS PRACTICABLE AFTER THE REGISTRATION STATEMENT BECOMES EFFECTIVE.
                            ------------------------

    If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]

    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [ ]

    If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

    If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

                        CALCULATION OF REGISTRATION FEE

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
==========================================================================================================
                                                       PROPOSED           PROPOSED
       TITLE OF SHARES            AMOUNT TO BE     MAXIMUM OFFERING  MAXIMUM AGGREGATE      AMOUNT OF
       TO BE REGISTERED          REGISTERED(1)    PRICE PER SHARE(2) OFFERING PRICE(2)   REGISTRATION FEE
- ----------------------------------------------------------------------------------------------------------
Common Stock, par value $.0001
  per share...................  2,875,000 shares       $15.2813         $43,933,738          $13,314
==========================================================================================================

(1) Includes 375,000 shares of Common Stock issuable upon exercise of the Underwriters' over-allotment option.

(2) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(c) of the Securities Act of 1933 based upon the average of the high and low prices of the Company's Common Stock as reported on the Nasdaq National Market on September 3, 1997.

    The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.
================================================================================

     INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

                SUBJECT TO COMPLETION, DATED             , 1997

                                      LOGO
                                2,500,000 SHARES

                                  COMMON STOCK

     All of the 2,500,000 shares of Common Stock offered hereby are being sold by COR Therapeutics, Inc. ("COR" or the "Company"). On September 5 , 1997, the last reported sale price of the Company's Common Stock, as reported on the Nasdaq National Market, was $15.44 per share. See "Price Range of Common Stock." The Company's Common Stock is quoted on the Nasdaq National Market under the symbol "CORR."

                        --------------------------------------------------------

        THE COMMON STOCK OFFERED HEREBY INVOLVES A HIGH DEGREE OF RISK.
                    SEE "RISK FACTORS" BEGINNING ON PAGE 6.

                        --------------------------------------------------------

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
         EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS
         THE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON
                THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY
             REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

===============================================================================================
                                              PRICE TO                          PROCEEDS TO
                                               PUBLIC         UNDERWRITING       COMPANY(2)
                                                             DISCOUNTS AND
                                                             COMMISSIONS(1)
- -----------------------------------------------------------------------------------------------
Per Share..............................          $                 $                 $
- -----------------------------------------------------------------------------------------------
Total(3)...............................          $                 $                 $
===============================================================================================

(1) See "Underwriting" for indemnification arrangements with the Underwriters.

(2) Before deducting expenses payable by the Company estimated at $325,000.

(3) The Company has granted to the Underwriters a 30-day option to purchase up to an additional 375,000 shares of Common Stock, solely to cover over-allotments, if any. See "Underwriting." If such over-allotment option is exercised in full, the total Price to Public, Underwriting Discounts and
    Commissions, and Proceeds to Company would be $          , $          , and
    $          , respectively.

                        --------------------------------------------------------

     The Common Stock is offered by the Underwriters, as stated herein, subject to receipt and acceptance by them and subject to their right to reject any order in whole or in part. It is expected that delivery of such shares will be made through the offices of Robertson, Stephens & Company LLC ("Robertson, Stephens &
Company"), San Francisco, California, on or about             , 1997.

ROBERTSON, STEPHENS & COMPANY                                  HAMBRECHT & QUIST

               The date of this Prospectus is             , 1997.

                             AVAILABLE INFORMATION

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information can be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C. 20549, and at the Commission's following Regional Offices: Suite 1400, Northwest Atrium Center, 500 West Madison Street, Chicago, Illinois 60661; and 13th Floor, Seven World Trade Center, New York, New York 10048. Copies of such material can be obtained at prescribed rates from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C. 20549. The Company's Common Stock is quoted for trading on the Nasdaq National Market and reports, proxy statements and other information concerning the Company may also be inspected at the offices of the National Association of Securities Dealers, 1735 K Street, N.W., Washington, D.C. 20006. The Commission maintains a World Wide Web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission. The address of the site is http://www.sec.gov.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1996; the Company's Quarterly Report on Form 10-Q for the quarters ended March 31, 1997 and June 30, 1997; the Company's proxy statement for its annual meeting of stockholders held on May 20, 1997 (other than the portions thereof not deemed filed with the Commission); the description of the Company's Common Stock set forth in its Registration Statement on Form 8-A filed with the Commission; and the description of the Company's preferred share purchase rights set forth in its Report on Form 10-K for the fiscal year ended December 31, 1995, filed by the Company with the Commission are hereby incorporated by reference in this Prospectus, except as superseded or modified herein.

     All documents filed by the Company with the Commission pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Prospectus and prior to the termination of the offering of the shares offered hereby shall be deemed to be incorporated by reference into this Prospectus and to be a part hereof from the date of filing of such documents. Any statement contained in any document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as modified or superseded, to constitute a part of this Prospectus.

     The Company will provide without charge to each person, including any beneficial owner, to whom this Prospectus is delivered, upon written or oral request of such person, a copy of any and all of the documents that have been or may be incorporated by reference herein (other than exhibits to such documents which are not specifically incorporated by reference into such documents). Such requests should be directed to the Secretary at the Company's principal executive offices at 256 East Grand Avenue, South San Francisco, California 94080, telephone (650) 244-6800.


     NO DEALER, SALES REPRESENTATIVE OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO
GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION IN CONNECTION WITH THIS
OFFERING OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS AND, IF GIVEN OR MADE,
SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN
AUTHORIZED BY THE COMPANY OR THE UNDERWRITERS. THIS PROSPECTUS SHALL NOT
CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, ANY
SECURITIES OTHER THAN THE REGISTERED SHARES OF COMMON STOCK OFFERED HEREBY, NOR
DOES IT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY
SECURITIES OFFERED HEREBY TO OR FROM ANY PERSON IN ANY JURISDICTION IN WHICH IT
IS UNLAWFUL TO MAKE SUCH AN OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS
PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE
ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY
SINCE THE DATE HEREOF OR THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF
ANY DATE SUBSEQUENT TO THE DATE HEREOF.
                            ------------------------

                               TABLE OF CONTENTS

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                                                                                        PAGE
                                                                                        ----
Available Information.................................................................     2
Incorporation of Certain Documents by Reference.......................................     2
Summary...............................................................................     4
Risk Factors..........................................................................     6
Use of Proceeds.......................................................................    16
Dividend Policy.......................................................................    16
Price Range of Common Stock...........................................................    17
Capitalization........................................................................    18
Dilution..............................................................................    19
Selected Financial Data...............................................................    20
Management's Discussion and Analysis of Financial Condition and Results of
  Operations..........................................................................    21
Business..............................................................................    25
Management............................................................................    47
Underwriting..........................................................................    49
Legal Matters.........................................................................    50
Experts...............................................................................    50
Additional Information................................................................    50
Index to Financial Statements.........................................................   F-1
Report of Independent Auditors........................................................   F-2

                            ------------------------

     The Company's executive offices are located at 256 East Grand Avenue, South San Francisco, California 94080. The Company's telephone number is (650) 244-6800.

COR(TM) and INTEGRILIN(TM) are trademarks of the Company.
                            ------------------------

     CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE COMMON STOCK OF THE COMPANY, INCLUDING STABILIZING BIDS, SYNDICATE COVERING TRANSACTIONS AND THE IMPOSITION OF PENALTY BIDS. FOR A DISCUSSION OF THESE ACTIVITIES, SEE "UNDERWRITING."

     IN CONNECTION WITH THIS OFFERING, CERTAIN UNDERWRITERS AND SELLING GROUP MEMBERS OR THEIR AFFILIATES MAY ENGAGE IN PASSIVE MARKET MAKING TRANSACTIONS IN THE COMMON STOCK OF THE COMPANY ON THE NASDAQ NATIONAL MARKET IN ACCORDANCE WITH RULE 103 OF REGULATION M UNDER THE SECURITIES EXCHANGE ACT OF 1934. SEE "UNDERWRITING."

                                    SUMMARY

     This Prospectus contains forward-looking statements which involve risks and uncertainties. The Company's actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including those set forth under "Risk Factors" and elsewhere in this Prospectus.

     The following summary is qualified in its entirety by the more detailed information and financial data appearing elsewhere in this Prospectus, including information under "Risk Factors."

                                  THE COMPANY

     COR is focused on the discovery, development and commercialization of novel pharmaceutical products to establish a new standard of care for the treatment and prevention of severe cardiovascular diseases. The Company believes its understanding of the molecular and cellular biology of these diseases has created opportunities for new therapeutic approaches where current therapies are inadequate. The Company has created a portfolio of cardiovascular product candidates by combining its expertise with advanced drug discovery techniques.

     The Company's lead product candidate, INTEGRILIN (eptifibatide), is a small synthetic peptide that prevents platelet aggregation and is intended for parenteral (injectable) administration in patients with certain acute cardiovascular indications. INTEGRILIN is being developed for the treatment of acute ischemic coronary syndromes ("AICS"), a leading cause of hospitalization in the United States. Over two million diagnoses of AICS were reported in the United States in 1995.

     In August 1997, the Company announced the results of the 10,948 patient PURSUIT Phase III clinical trial, which were presented by clinical investigators at the European Society of Cardiology's annual meeting. This trial included over 700 clinical sites in 28 countries, including 280 hospitals in the United States. The PURSUIT trial was designed to determine the effect of INTEGRILIN as an adjunct to current medical and interventional strategies in the treatment of unstable angina and non-Q-wave myocardial infarction, the major diseases of AICS.

     In the PURSUIT trial, treatment with INTEGRILIN reduced the occurrence of death or heart attack in patients with unstable angina or non-Q-wave myocardial infarction ("NQMI"). The primary efficacy endpoint of the trial was the prevention of death or myocardial infarction ("MI") within 30 days following randomization. The occurrence of such adverse events was measured by both a Clinical Events Committee ("CEC") and by the individual clinical investigators in the trial. Treatment with INTEGRILIN produced a statistically significant reduction in the incidence of death or MI from 15.7% to 14.2% (p=0.04) within 30 days, which represents 15 fewer adverse events per 1,000 patients, as measured by the CEC. The trial, as assessed by the clinical investigators, also showed positive results, with a reduction in the incidence of adverse events from 10.0% to 8.0% (p=0.0007) within 30 days, which represents 20 fewer adverse events per 1,000 patients.

     Prior to completing the PURSUIT trial, COR studied INTEGRILIN in the treatment of elective and urgent coronary angioplasty in the IMPACT II trial, which was completed in 1995. Based on the data from this trial, COR submitted a New Drug Application ("NDA") for INTEGRILIN as an adjunct to percutaneous transluminal coronary angioplasty ("PTCA"). The application was reviewed by the Cardiovascular and Renal Drugs Advisory Committee (the "Advisory Committee") of the Food and Drug Administration ("FDA") in February 1997. Although the Advisory Committee stated that the trial had shown positive results, it was determined by the FDA that the trial, as a single study, was insufficient for approval of INTEGRILIN. Based on the positive data from the PURSUIT trial, the Company currently plans to file an amendment to its NDA prior to the end of 1997 to seek marketing approval for unstable angina and NQMI.

     Schering-Plough Corporation ("Schering") is the Company's worldwide partner for INTEGRILIN in all indications. Schering is responsible for regulatory approvals outside the United States and Canada and has advised the Company of its intention to file for marketing approval for INTEGRILIN for certain European countries. The collaboration provides that COR and Schering will co-promote INTEGRILIN in the United States and Canada and share any resulting profits. In Europe and the rest of the world, Schering will promote INTEGRILIN, and COR will receive a royalty on any sales.

     In addition to INTEGRILIN, the Company is pursuing several other cardiovascular products and programs. The Company's oral GP IIb-IIIa inhibitor product candidate is in Phase I clinical trials and may have applicability in a broad range of indications, including AICS and stroke. The Company is pursuing several approaches for the treatment of venous and arterial thrombosis, has identified compounds targeted at the factor Xa/prothrombinase complex and has chosen a lead candidate for preclinical development. In addition, COR collaborates with Kyowa Hakko Kogyo Co. ("Kyowa Hakko") in a growth factor inhibitor program to evaluate for preclinical development for the prevention of restenosis following angioplasty. The Company has several other research programs underway, including a thrombin receptor inhibitor program that is the subject of a collaboration with Ortho Pharmaceutical Corporation, a subsidiary of Johnson & Johnson ("Ortho").

                                  THE OFFERING

Common Stock Offered by the Company...........  2,500,000 shares
Common Stock Outstanding after the Offering...  22,611,009 shares(1)
Use of Proceeds...............................  Commercialization of INTEGRILIN, continued
                                                clinical development of INTEGRILIN, contin-
                                                ued clinical development of other product
                                                candidates and the purchase of capital
                                                equipment and facility expansion. See "Use of
                                                Proceeds."
Nasdaq National Market Symbol.................  CORR

                             SUMMARY FINANCIAL DATA
                     (in thousands, except per share data)

                                                                                  SIX MONTHS
                                            YEAR ENDED DECEMBER 31,             ENDED JUNE 30,
                                        --------------------------------     ---------------------
                                         1994        1995         1996         1996         1997
                                        -------     -------     --------     --------     --------
STATEMENT OF OPERATIONS DATA:
Total revenues........................  $   522     $31,850     $ 18,755     $  7,324     $ 12,905
Total expenses........................   44,774      43,421       58,094       29,773       30,442
Net loss..............................  (39,537)     (7,531)     (36,546)     (20,854)     (16,637)
Net loss per share....................  $ (2.07)    $ (0.39)    $  (1.86)    $  (1.07)    $  (0.83)
                                        ========    =======     ========     ========     ========
Shares used in computing net loss per
  share...............................   19,091      19,360       19,636       19,505       20,063

                                                                           JUNE 30, 1997
                                                                    ----------------------------
                                                                     ACTUAL       AS ADJUSTED(2)
                                                                    ---------     --------------
BALANCE SHEET DATA:
Cash, cash equivalents and short-term investments.................  $  38,518       $   74,468
Total assets......................................................     54,812           90,762
Long-term obligations.............................................      2,890            2,890
Accumulated deficit...............................................   (144,695)        (144,695)
Stockholders' equity..............................................     34,324           70,274

- ---------------

(1) Based on the number of shares of Common Stock outstanding as of June 30, 1997. Excludes options to purchase 4,372,383 shares of Common Stock outstanding at June 30, 1997, of which options to purchase 2,400,603 shares of Common Stock were vested and immediately exercisable.

(2) Adjusted to reflect the sale of 2,500,000 shares of Common Stock by the Company at an assumed public offering price of $15.44 per share and the application of the estimated net proceeds therefrom. See "Use of Proceeds" and "Capitalization."

     Except as otherwise indicated, the information contained in this Prospectus assumes no exercise of the Underwriters' over-allotment option.

                                  RISK FACTORS

     In addition to the other information in this Prospectus, the following risk factors should be considered carefully in evaluating the Company and its business before purchasing shares of the Common Stock offered hereby.

UNCERTAINTY RELATED TO REGULATORY APPROVAL OF INTEGRILIN

     In order to commercialize any of its products under development, the Company must demonstrate with substantial evidence through clinical trials and to the FDA's satisfaction that the product is safe and effective for use in the indications for which approval is requested. The Company's most advanced product candidate in clinical development is INTEGRILIN. The Company submitted an NDA to the FDA in April 1996 seeking approval to market INTEGRILIN as an adjunct to treatment to prevent acute cardiac ischemic complications in patients undergoing PTCA. In February 1997, the Advisory Committee considered the data from the Company's IMPACT II trial of INTEGRILIN in PTCA and concluded that these results were not sufficient to grant approval for marketing on the basis of the IMPACT II trial alone. The Company subsequently received a "not approvable" letter from the FDA identifying clinical and technical issues that need to be resolved before approval of INTEGRILIN can be granted.

     In April 1996, at about the same time as the Company filed its NDA, Schering, the Company's worldwide partner for INTEGRILIN, applied to the European Medicines Evaluation Agency (the "EMEA"), the central regulatory agency for several European countries, for European marketing approval of INTEGRILIN. In April 1997, Schering withdrew such application. There can be no assurance that Schering will resubmit its application for marketing approval in Europe or, if resubmitted, that such application will be approved.

     In August 1997, the Company announced the results of its recently completed PURSUIT trial for INTEGRILIN. On the basis of these additional clinical trial results, the Company intends to amend its NDA filing in the last quarter of 1997 to seek FDA approval of INTEGRILIN for the treatment of unstable angina and NQMI. The Company may also submit data from the PURSUIT trial to seek FDA approval of INTEGRILIN for use in PTCA. The two Phase III clinical trials conducted to date for INTEGRILIN were conducted with respect to different indications and significantly different dosing regimens of the drug. As a result, there is no assurance that the FDA or other regulatory agencies will view the data from one trial as supportive of the data from the other trial for approval of INTEGRILIN for any indication, based on the IMPACT II and PURSUIT trials. Moreover, there can be no assurance that the clinical data, including the PURSUIT data, when analyzed by regulatory authorities will be interpreted in the same manner as the Company. Generally, the FDA has required two positive pivotal trials prior to the approval of a new drug. There can be no assurance that the FDA will not require additional clinical trials for marketing approval for INTEGRILIN.

     In addition, the Company is collecting additional follow-up data on the patients in the PURSUIT trial and will provide this data to the FDA. There can be no assurance that any of the benefits achieved at the 30-day primary endpoint of the trial will be sustained in the six-month follow-up or that this data will not have an adverse impact on regulatory review of INTEGRILIN.

     There is no assurance that INTEGRILIN will receive marketing approval in any country on a timely basis, or at all. The failure of the Company to obtain marketing approval for INTEGRILIN in the United States on the basis of the data from the IMPACT II and PURSUIT trials, any significant delay in the obtaining of such approval, or the imposition of highly restrictive conditions on any such approval, would have a material, adverse effect on the Company's business, financial condition and results of operations.

NO ASSURANCE OF MARKET ACCEPTANCE OF INTEGRILIN

     Even if the requisite regulatory approvals for INTEGRILIN are obtained, there is no assurance that such product would be accepted in the United States or foreign markets. A number of factors may affect the rate and overall market acceptance of INTEGRILIN, including the perception by physicians and other members of the health care community of the safety and efficacy of INTEGRILIN on an absolute basis or in comparison to other drugs, the price of INTEGRILIN relative to other drugs or competing treatment modalities, the availability of third-party reimbursement, and the effectiveness of the sales and marketing efforts by the Company and Schering relative to the sales and marketing efforts of competitors. In addition, side effects or unfavorable publicity concerning INTEGRILIN or comparable drugs on the market could have an adverse effect on the Company's ability to obtain physician, patient or third-party payor acceptance.

     INTEGRILIN is a small synthetic peptide that blocks the platelet receptor GP IIb-IIIa to inhibit platelet aggregation. INTEGRILIN may compete with abciximab, a monoclonal antibody GP IIb-IIIa inhibitor developed by Centocor, Inc. and marketed by Eli Lilly and Company ("Lilly"), which was introduced to the market in the United States and Europe in 1995. The extent of such competition will depend upon indications for which each agent is ultimately approved and other indications for which physicians may prescribe these agents. In addition, other companies also have GP IIb-IIIa inhibitors under development, including Merck, which completed multiple Phase III trials of its own GP IIb-IIIa inhibitor and has announced its intention to seek marketing approval of such product. There can be no assurance that INTEGRILIN, if approved by the FDA, will obtain market acceptance for any indication.

LACK OF MARKETING AND SALES EXPERIENCE

     The Company currently does not have marketing, sales or distribution experience. The Company's strategy is to market and sell INTEGRILIN directly in the United States and Canada. Therefore, the Company must develop a substantial sales force with technical expertise. The Company does not have any experience in developing, training or managing a sales force. The Company will incur substantial additional expenses in developing, training and managing such an organization. There can be no assurance that the Company will be able to build such a sales force for INTEGRILIN, that the cost of establishing such a sales force will not exceed any product revenues, or that the Company's direct marketing and sales efforts will be successful. In addition, the Company competes with many other companies that currently have extensive and well-funded marketing and sales operations. There can be no assurance that the Company's marketing and sales efforts will compete successfully against such other companies. See "Business -- Marketing and Sales Strategy."

INTENSE COMPETITION

     Due to the incidence and severity of cardiovascular diseases, the market for therapeutic products that address such diseases is large, and competition is intense and expected to increase. The Company's most significant competitors are major pharmaceutical companies and more established biotechnology companies, which have significant resources and expertise in research and development, manufacturing, testing, obtaining regulatory approvals and marketing. Emerging pharmaceutical and biotechnology companies may also prove to be significant competitors, particularly through collaboration arrangements with large pharmaceutical companies. Many of these competitors have cardiovascular products approved or in development, and operate large, well-funded cardiovascular research and development programs. Furthermore, academic institutions, governmental agencies, and other public and private research organizations conduct research in the cardiovascular field, seek patent protection for their discoveries and establish collaboration arrangements for product and clinical development and marketing. In addition, these companies and institutions compete with the Company in recruiting and retaining highly qualified scientific and management personnel.

     The Company is aware of products in research or development by its competitors that address all of the diseases and disorders being targeted by the Company, and any of these products may compete with potential products being developed by the Company, depending upon the indication for which each such product is ultimately approved and other indications for which physicians may prescribe these agents. In particular, many of the Company's competitors have programs specifically designed to develop parenteral and oral GP IIb-IIIa inhibitors. One of these companies has a monoclonal antibody-based parenteral GP IIb-IIIa inhibitor, abciximab, that has received regulatory approval. This product, introduced in 1995 and developed by Centocor, Inc., is being marketed by Lilly. In addition to abciximab, at least one other parenteral GP IIb-IIIa antagonist, tirofiban, is being studied in clinical trials by Merck. Merck has completed multiple Phase III trials of this inhibitor and has announced its intention to seek marketing approval. Orally available GP IIb-IIIa inhibitors are also being developed by a number of pharmaceutical companies, with agents at various stages of development. There can be no assurance that these competitors will not succeed in developing products or technologies that are more effective than those being developed by the Company or that would render the Company's technology obsolete or noncompetitive.

     Any product which the Company succeeds in developing and for which it gains regulatory approval must then compete for market acceptance and market share. For certain of the Company's potential products, an important competitive factor will be the timing of market introduction of competitive products. Accordingly, important competitive factors will be the relative speed with which companies can develop products, complete the clinical testing and approval processes and supply commercial quantities of the product to the market. With respect to clinical testing, competition may also delay progress by limiting the number of clinical investigators and patients available to test the Company's potential products. In addition to these factors, competition is based on product efficacy, safety, the timing and scope of regulatory approvals, availability of supply, marketing and sales capability, reimbursement coverage, price and patent position. See "Business -- Competition."

UNCERTAINTIES RELATED TO CLINICAL TRIALS

     Before obtaining required regulatory approvals for the commercial sale of any of the Company's potential products under development, the Company must demonstrate through preclinical testing and clinical trials and, to the FDA's satisfaction, that each product is safe and effective for use in indications for which approval is requested. The results from preclinical testing and early clinical trials may not be predictive of results obtained in large clinical trials. Companies in the pharmaceutical and biotechnology industries have suffered significant setbacks in various stages of clinical trials, even in advanced clinical trials after promising results had been obtained in earlier trials.

     The development of safe and effective products is highly uncertain and subject to numerous risks. Product candidates that may appear to be promising in development may not reach the market for a number of reasons. Product candidates may be found ineffective or cause harmful side effects during clinical trials, may take longer to progress through clinical trials than had been anticipated, may fail to receive necessary regulatory approvals, may prove impracticable to manufacture in commercial quantities at reasonable cost and with acceptable quality or may fail to achieve market acceptance. Completion of research, preclinical testing and clinical trials may take several years, and the length of time varies substantially with the type, complexity, novelty and intended use of the product. In addition, data obtained from preclinical and clinical activities are susceptible to varying interpretations, which could delay, limit or prevent regulatory approval. Delays or rejections may be encountered based upon many factors, including changes in regulatory policy during the period of product development. No assurance can be given that any of the Company's development programs will be successfully completed, that any regulatory applications to conduct clinical trials will be approved by the FDA or other regulatory authorities or that clinical trials will commence as planned.

     All of the Company's potential products are subject to extensive regulation and will require approval from the FDA and other regulatory agencies prior to commercial sale. The cost to the Company of conducting clinical trials for any potential product can vary dramatically based on a number of factors, including the order and timing of clinical indications pursued and the extent of development and financial support, if any, from corporate partners. Because of the intense competition in the cardiovascular market, the Company may have difficulty obtaining sufficient patient populations or clinician support to conduct its clinical trials as planned and may have to expend substantial additional funds to obtain access to such resources, or delay or modify its plans significantly. See "Business -- Competition" and "-- Government Regulation."

NEED FOR FUTURE FUNDING; UNCERTAINTY OF ACCESS TO CAPITAL

     The Company's operations to date have consumed substantial and increasing amounts of cash. The negative cash flow from operations is expected to continue in the foreseeable future. The development of the Company's technology and proposed products will require a commitment of substantial funds to conduct the costly and time-consuming research, preclinical testing and clinical trials necessary to develop and optimize such technology and proposed products, to establish manufacturing, marketing and sales capabilities and to bring any such products to market. The Company's future capital requirements will depend upon many factors, including continued scientific progress in the research and development of the Company's technology and drug programs, the size and complexity of these programs, the ability of the Company to establish and maintain collaborative arrangements, progress with preclinical testing and clinical trials, the time and costs involved in obtaining regulatory approvals, the cost involved in preparing, filing, prosecuting, maintaining and enforcing patent claims or trade secrets, and product commercialization activities.

     The Company anticipates that its existing capital resources, together with the net proceeds from this offering, and interest earned thereon, will enable it to maintain its current and planned operations at least through 1999. The Company will seek additional funding through collaboration arrangements and public or private financings, including equity financings. No assurance can be given that such additional funding will be available on favorable terms, if at all. In such event, the Company may need to delay or curtail its research and development activities to a significant extent. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."

UNCERTAINTY OF FUTURE PROFITABILITY; ACCUMULATED DEFICIT

     The Company had an accumulated deficit as of June 30, 1997 of $144,695,000. The Company expects to incur operating losses for the next several years. These losses may increase as the Company expands its research and development and commercialization activities, and such losses may fluctuate significantly from quarter to quarter. There can be no assurance that the Company will ever successfully develop, receive regulatory approval for, commercialize, manufacture, market or sell any product or achieve or sustain significant revenues from product sales or profitable operations.

DEPENDENCE ON COLLABORATIVE RELATIONSHIPS

     The Company has established collaboration arrangements with Schering, Ortho and Kyowa Hakko. While the Company believes its agreements with these companies provide incentives to all parties, there can be no assurance that the relationships will be successful or will result in products. Although under its current arrangements, the Company and its collaborators will work exclusively with each other within a defined field for a defined period, there can be no assurance that a collaborator or collaborators will not terminate its agreement with the Company or pursue alternative products, therapeutic approaches or technologies as a means of developing treatments for the diseases targeted by the Company or a collaboration. For these or other reasons, such as a change in a collaborator's strategic direction, even if a collaborator continues its contributions to the arrangement, it may nevertheless determine not to actively pursue the development or commercialization of any resulting products. In such event, the Company's ability to pursue such potential products could be severely limited.

     Under the Company's agreement with Schering, the parties have agreed to jointly develop and market INTEGRILIN. Schering is obligated, among other things, to fund a significant portion of the clinical development of INTEGRILIN and to be primarily responsible for regulatory filings outside the United States and Canada. In addition, Schering is responsible for worldwide distribution, co-promotion in the United States and Canada, and all marketing and sales efforts in the rest of the world, except to the extent COR exercises its co-promotion rights in Europe. The Company recognized $11,705,000, $18,635,000 and $11,750,000 in contract revenue under its collaboration with Schering, representing substantially all of the Company's contract revenues in the six-month period ended June 30, 1997 and the years ended 1996 and 1995, respectively. In addition, Schering has agreed to pay the Company additional milestone payments of up to an additional $80 million. If Schering were to breach or terminate its agreement with the Company, fail to pay milestone payments or its share of collaborative costs, or otherwise fail to conduct its collaborative activities in a timely manner, the Company would be required to devote substantial additional resources to the development and commercialization of INTEGRILIN or obtain capabilities or funding through alternative sources, which would result in a significant delay of these activities.

     The Company evaluates, on an ongoing basis, potential collaboration agreements with other companies. Any such arrangements may limit the Company's flexibility in pursuing alternatives for the commercialization of its products. There can be no assurance that the Company will establish any additional collaboration arrangements or that, if established, such relationships will be successful. See "Business -- Collaboration Agreements."

UNCERTAINTY OF PROTECTION OF PATENTS AND PROPRIETARY RIGHTS

     The Company's success will depend in part on its ability to obtain patent protection for its product candidates both in the United States and in other countries. The Company has filed, or has licensed exclusively, a series of related patent applications with respect to each of its product candidates. The Company intends to file additional applications as appropriate. No assurance can be given that patents will issue from any applications filed by the Company or that, if patents do issue, the claims allowed will be sufficiently broad to protect the Company's technology. In addition, no assurance can be given that any patents issued to the Company will not be challenged, invalidated or circumvented or that the rights granted thereunder will provide competitive advantages to the Company.

     The Company's success will also depend in part upon its ability to develop commercially viable products without infringing patents or proprietary rights of others. A number of pharmaceutical, biotechnology and other companies, universities and research institutions have filed patent applications or received patents in the cardiovascular field. Some of these applications are competitive with the Company's applications or conflict in certain respects with claims made under applications that cover one or more of the Company's programs. Such conflicts could result in a significant reduction of the coverage of the Company's patents, if issued, which could materially adversely affect the Company's prospects. In addition, if patents are issued to other companies that contain competitive or conflicting claims, no assurance can be given that the Company would be able to obtain licenses to these patents at a reasonable cost or develop or obtain alternative technology. Failure by the Company to obtain a license to any technology that it may require to commercialize its products would have a material adverse effect on the Company.

     The Company also relies on trade secrets and proprietary know-how. The Company has been and will continue to be required to disclose its trade secrets and proprietary know-how not only to employees and consultants but also to actual or potential corporate partners, collaborators and contract manufacturers, many of which may be competitors of the Company. Although the Company seeks to protect its trade secrets and proprietary know-how, in part by entering into confidentiality agreements with such persons, there can be no assurance that these agreements will not be breached, that the Company would have adequate remedies for any breach, or that the Company's trade secrets will not otherwise become known or be independently discovered by competitors.

     Litigation, which could result in substantial cost to and diversion of effort by the Company, may be necessary to enforce any patents issued to the Company, to protect trade secrets or know-how owned by the Company or to determine the scope and validity of the proprietary rights of others. In addition, the Company may have to participate in interference proceedings declared by the United States Patent and Trademark Office (the "USPTO") to determine the priority of inventions, which could result in substantial cost to the Company. See "Business -- Patents, Proprietary Rights and Licenses."

GOVERNMENT REGULATION; NO ASSURANCE OF REGULATORY APPROVALS

     The production and marketing of the Company's products and its ongoing research and development activities are subject to extensive regulation by numerous government authorities in the United States and other countries. Prior to marketing in the United States, any product developed by the Company must undergo rigorous preclinical testing and clinical trails and an extensive regulatory approval process implemented by the FDA under the Food, Drug and Cosmetic Act, as amended (the "FDC Act"). Satisfaction of such regulatory requirements, which includes demonstrating that the product is both safe and effective, typically takes several years or more depending upon the type, complexity and novelty of the product, and requires the expenditure of substantial resources. Preclinical studies must be conducted in compliance with the FDA's Good Laboratory Practice ("GLP") regulations. Clinical testing must meet requirements for Institutional Review Board ("IRB") oversight and informed consent, as well as FDA prior review, oversight and Good Clinical Practice ("GCP") regulations. The Company has limited experience in conducting and managing the clinical trials necessary to obtain regulatory approval. Furthermore, the Company or the FDA may suspend clinical trials at any time if either believes that the subjects participating in such trials are being exposed to unacceptable health risks.

     The steps ordinarily required before a drug may be marketed in the United States include (a) preclinical testing and clinical trials; (b) the submission to the FDA of an IND, which must become effective before clinical trials may commence; (c) adequate and well-controlled clinical trials to establish the safety and efficacy of the drug; (d) the submission to the FDA of an NDA; and
(e) FDA approval of the application, including approval of all product labelling.

     Preclinical testing includes laboratory evaluation of product chemistry, formulation and stability, as well as animal studies to assess the potential safety and efficacy of each product. The results of the preclinical tests are submitted to the FDA as part of an IND and are reviewed by the FDA before the commencement of clinical trials. Unless the FDA objects to an IND, the IND will become effective 30 days following its receipt by the FDA. There can be no assurance that submission of an IND will result in FDA authorization to commence clinical trials or that the lack of an objection means that the FDA will ultimately approve an application for marketing approval.

     Before receiving FDA approval to market a product in accordance with the above procedures, the Company will have to demonstrate that the product is safe and effective. Data obtained from preclinical testing and clinical trials are susceptible to varying interpretations which could delay, limit or prevent regulatory approvals. In addition, delays or rejections may be encountered based upon additional government regulation from future legislation or administrative action or changes in FDA policy during the period of product development, clinical trials and FDA regulatory review. Similar delays may also be encountered in foreign countries. There can be no assurance that even after such time and expenditures, regulatory approval will be obtained for any products developed by the Company. If regulatory approval of a product is granted, such approval will be limited to those specific segments of the population for which the product is effective, as demonstrated through clinical trials. Furthermore, approval may entail ongoing requirements for post-marketing studies. There can be no assurance that any product developed by the Company alone or in conjunction with others will prove to be safe and efficacious in clinical trials and will meet all of the applicable regulatory requirements needed to receive or maintain marketing approval.

     Outside the United States, the Company's ability to market a product is contingent upon receiving marketing authorization from the appropriate regulatory authorities. The requirements governing the conduct of clinical trials, marketing authorization, pricing and reimbursement vary widely from country to country. At present, foreign marketing authorizations are applied for at a national level, although within the European Union (the "EU"), procedures are available to companies wishing to market a product in more than one EU member state. If the regulatory authorities are satisfied that adequate evidence of safety, quality and efficacy has been presented, a marketing authorization will be granted. This foreign regulatory approval process includes all of the risks associated with FDA approval set forth above.

     In addition, among the conditions for FDA approval of a pharmaceutical product, is the requirement that the manufacturer's (either the Company's own or a third-party manufacturer's) quality control and manufacturing procedures conform to current Good Manufacturing Procedures ("cGMP") which must be followed at all times. The FDA enforces cGMP requirements through periodic unannounced inspections. There can be no assurance that the FDA will determine that the facilities and manufacturing procedures of the Company or any third-party manufacturer of the Company's products candidates will conform to cGMP requirements. Additionally, the Company or its third-party manufacturers must pass a preapproval inspection of manufacturing facilities by the FDA before obtaining marketing approval. Failure to comply with applicable regulatory requirements may result in penalties such as restrictions on a product's marketing or withdrawal of a product from the market.

     The FDA's policies may change and additional governmental regulations may be promulgated which could prevent or delay regulatory approval of the Company's potential products. The Company is unable to predict the likelihood of adverse governmental regulation which might arise from future legislation or administrative action, either in the United States or abroad. Furthermore, the Company or the FDA may suspend clinical trials at any time if it believes that the subjects participating in such trials are being exposed to unacceptable health risks. There can be no assurance that the Company will not encounter problems in clinical trials which will cause the Company or the FDA to delay or suspend clinical trials. See "Business -- Government Regulation."

RISK OF RELIANCE ON THIRD-PARTY MANUFACTURERS

     The Company currently does not have the capacity to manufacture its potential products, is dependent on contract manufacturers or collaboration partners for the production of its potential products for preclinical research and clinical trial purposes and expects to be dependent on such manufacturers or collaboration partners for commercial production. In the event that the Company is unable to obtain contract manufacturing, or obtain such manufacturing on commercially acceptable terms, it may not be able to commercialize its products as planned. The Company's dependence upon third parties for the manufacture of its potential products may adversely affect the Company's profit margins, if any, and its ability to develop and manufacture products on a timely and competitive basis. The primary factors the Company will consider in making this determination include the availability and cost of third-party sources, the expertise required to manufacture the product and the anticipated manufacturing volume. The Company has no experience, however, in manufacturing pharmaceutical or other products or in conducting manufacturing testing programs required to obtain FDA and other regulatory approvals, and there can be no assurance that the Company will successfully develop such capabilities. Production of INTEGRILIN, both for future clinical trials and for commercialization, is done through contract manufacturers. The Company has established long-term supply arrangements with a bulk product supplier and with a supplier for the filling and final packaging of INTEGRILIN. There can be no assurance that an agreement with alternative contract manufacturers can be reached, if required, on a timely basis, or at all. Moreover, any contract manufacturers that the Company may use must adhere to cGMP. If these facilities cannot pass a pre-approval plant inspection, the likelihood of the FDA's premarket approval of INTEGRILIN will be adversely affected. Certain material manufacturing changes that may occur after approval are also subject to FDA review and approval.

There can be no assurance that the FDA or other regulatory agencies will approve the processes or the facilities by which any of the Company's products may be manufactured. In addition, if the facilities cannot pass regular post-approval FDA inspections, manufacturing and distribution may be disrupted, recalls of distributed products may be necessary, and other sanctions could be applied.

     The Company may need expanded capacity to meet market demand, if any. If this were to occur, there is no assurance that such capacity could be expanded in a timely manner, or at all.

     For the Company's potential products which are at an early stage of development, the Company expects that it will need to improve or modify its existing process technologies and manufacturing capabilities. The Company cannot quantify the time or expense that may ultimately be required to improve or modify its existing process technologies, but it is possible that such time or expense could be substantial. Moreover, there can be no assurance that the Company will be able to implement any of these improvements or modifications successfully.

     The production of the Company's compounds is based in part on technology that the Company believes to be proprietary. Contract manufacturers may utilize their own technology, the technology of the Company or that of a third-party manufacturer. Successful technology transfer is needed to ensure success with potential secondary suppliers. There can be no assurance that such manufacturers will abide by any limitations or confidentiality restrictions in licenses with the Company. In addition, any such manufacturer may develop process technology related to the manufacture of the Company's compounds that such manufacturer owns either independently or jointly with the Company. This would increase the Company's reliance on such manufacturer or require the Company to obtain a license from such manufacturer in order to have its products manufactured. There can be no assurance that any such license would be available on terms acceptable to the Company, if at all. There can be no assurance that the arrangements with third-party manufacturers will be successful. In connection with the commercialization of its products, the Company may establish multiple third-party manufacturing sources on commercially reasonable terms for its products. There can be no assurance that the Company will be able to establish such sources, or, if such sources are established, that the sources will be successful. See "Business -- Process Development and Manufacturing."

UNCERTAINTY RELATED TO PHARMACEUTICAL PRICING AND REIMBURSEMENT

     In both domestic and foreign markets, sales of the Company's proposed products will depend in part upon the availability of reimbursement from third-party payors, such as government health administration authorities, managed care providers, private health insurers and other organizations. In addition, other third-party payors are increasingly challenging the price and cost effectiveness of medical products and services. Significant uncertainty exists as to the reimbursement status of newly approved health care products. In many major markets outside the United States, pricing approval is required before sales can commence. There can be no assurance as to what price can be obtained or whether government-approved prices, once established, may not be reduced in subsequent years. There can be no assurance that the Company's proposed products will be considered cost effective or that adequate third-party reimbursement will be available to enable the Company to maintain price levels sufficient to realize an appropriate return on its investment in product development. Legislation and regulations affecting the pricing of pharmaceuticals may change before the Company's proposed products are approved for marketing. Adoption of such legislation could further limit reimbursement for medical products. If adequate coverage and reimbursement levels are not provided by the government and third-party payors for the Company's potential products, the market acceptance of these products would be adversely affected, which would have a material adverse effect on the Company's business, financial condition and results of operations.

RISK OF PRODUCT LIABILITY; UNCERTAINTY OF AVAILABILITY OF INSURANCE

     The testing, marketing and sale of human pharmaceutical products expose the Company to significant and unpredictable risks of product liability claims in the event that the use of its technology or products is alleged to have resulted in adverse effects. Such risks will exist even with respect to any products that receive regulatory approval for commercial sale. While the Company has obtained liability insurance for its products in clinical trials, there can be no assurance that it will be sufficient to satisfy any liability that may arise. There can be no assurance that adequate insurance coverage will be available in the future at acceptable cost, if at all, or that a product liability claim would not adversely affect the business or financial condition of the Company.

VOLATILITY OF COMMON STOCK PRICE

     The market prices for securities of pharmaceutical and biotechnology companies, including the Company, have historically been highly volatile. The market has from time to time experienced significant price and volume fluctuations that are unrelated to the operating performance of particular companies. Factors such as fluctuations in the Company's operating results, announcements of technological innovations or new therapeutic products by the Company or its competitors, announcements regarding collaborative agreements, governmental regulation, clinical trial results, developments in patent or other proprietary rights, public concern as to the safety of drugs developed by the Company or others, comments made by securities analysts and general market conditions may have a significant effect on the market price of the Common Stock. In particular, the realization of any of the risks described in these "Risk Factors" could have a significant and adverse impact on the market price. See "Price Range of Common Stock."

NEED TO ATTRACT AND RETAIN KEY EMPLOYEES AND CONSULTANTS

     The Company is highly dependent on the principal members of its scientific and management staff. In addition, the Company relies on consultants to assist the Company in formulating its research and development strategy. Attracting and retaining qualified personnel and consultants will be critical to the Company's success. To pursue its product development and marketing plans, the Company will be required to hire additional qualified scientific personnel to perform research and development, as well as personnel with expertise in conducting clinical trials, government regulation, manufacturing, marketing and sales. Expansion in the areas of product development, marketing and sales is also expected to require the addition of management personnel and the development of additional expertise by existing management personnel. The Company faces competition for qualified individuals from numerous pharmaceutical and biotechnology companies, universities and other research institutions. There can be no assurance that the Company will be able to attract and retain such individuals.

     In addition, a portion of the Company's research and development is conducted under sponsored research programs with several universities and research institutions. The Company depends on the availability of a principal investigator for each such program, and the Company cannot assure that these individuals or their research staffs will be available to conduct research and development for the Company. In addition, the Company's academic collaborators are not employees of the Company. As a result, the Company has limited control over their activities and can expect that only limited amounts of their time will be dedicated to Company activities. The Company's academic collaborators may have relationships with other commercial entities, some of which could compete with the Company.

RISKS ASSOCIATED WITH HAZARDOUS MATERIALS

     The Company's research and development involves the controlled use of hazardous materials, chemicals and various radioactive substances. Although the Company believes that its safety procedures for handling and disposing of such materials comply with the standards prescribed by state and federal regulations, the risk of accidental contamination or injury from these materials cannot be completely eliminated. In the event of such an accident, the Company could be held liable for any damages that result and any such liability could exceed the resources of the Company and could have a material adverse effect on the Company's business, financial condition and results of operations.

DILUTION; ABSENCE OF DIVIDENDS

     The public offering price is substantially higher than the net tangible book value per share of the Company's Common Stock. Investors purchasing shares of Common Stock in this offering will therefore incur immediate, substantial dilution of approximately $12.33 per share. In addition, investors purchasing shares of Common Stock in this offering will incur additional dilution to the extent outstanding options and warrants are exercised. See "Dilution." The Company has not paid any dividends on its Common Stock since inception and does not anticipate paying any cash dividends in the foreseeable future. See "Dividend Policy."

ANTI-TAKEOVER EFFECTS OF DELAWARE LAW AND CERTAIN CHARTER PROVISIONS

     The Company's Board of Directors has the authority to issue up to 5,000,000 shares of Preferred Stock and to determine the price, rights, preferences and privileges of those shares without any further vote or action by the Company's stockholders. The rights of the holders of Common Stock will be subject to, and may be adversely affected by, the rights of the holders of any Preferred Stock that may be issued in the future. While the Company has no present intention to issue shares of Preferred Stock, such issuance, while providing desirable flexibility in connection with possible acquisitions and other corporate purposes, could have the effect of making it more difficult for a third party to acquire a majority of the outstanding voting stock of the Company. In addition, the Company is subject to the anti-takeover provisions of Section 203 of the Delaware General Corporation Law, which prohibits the Company from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner. The application of Section 203 could have the effect of delaying or preventing a change of control of the Company. The Company's Restated Certificate of Incorporation (the "Restated Certificate") provides for staggered terms for the members of the Board of Directors. In January 1995, the Company's Board of Directors adopted a Preferred Share Purchase Rights Plan, commonly referred to as a "poison pill." In addition, the Company's Restated Certificate does not permit cumulative voting. The Restated Certificate also includes a "Fair Price Provision" that requires the approval of the holders of 66 2/3% of the Company's voting stock as a condition to a merger or certain other business transactions with, or proposed by, a holder of 15% or more of the Company's voting stock, except where disinterested Board or stockholder approval is obtained or certain minimum price criteria and other procedural requirements are met. These provisions, and other provisions of the Restated Certificate, the Company's bylaws and Delaware corporate law, may have the effect of deterring hostile takeovers or delaying or preventing changes in control or management of the Company, including transactions in which stockholders might otherwise receive a premium for their shares over then current market prices.

                                USE OF PROCEEDS

     The estimated net proceeds to the Company from the sale of the 2,500,000 shares of Common Stock offered hereby are estimated to be $36.0 million ($41.4 million if the Underwriters' over-allotment option is exercised in full), at an assumed public offering price of $15.44 per share, after deducting the estimated offering expenses payable by the Company.

     The Company anticipates using approximately $15 million of the net proceeds of this offering for the commercialization of INTEGRILIN, approximately $5 million for the continued clinical development of INTEGRILIN, approximately $5 million for the continued development of the oral IIb-IIIa and Factor Xa product candidates and approximately $5 million to purchase capital equipment and improve and expand its facilities. The Company has not yet determined the allocation of the remaining balance of the net proceeds among its programs. The Company may also use a portion of its available cash or proceeds from this offering to acquire technologies or products complementary to its business, although no such acquisitions are currently being planned. The amounts and timing of the Company's actual expenditures for the purposes described above will depend on a number of factors, including the progress of the Company's research and development, the scope and results of preclinical studies and clinical trials, the cost, timing and outcomes of regulatory reviews, the rate of technological advances, determinations as to the commercial potential of the Company's product candidates, the commercial performance of any of the Company's products that receive marketing approval, administrative and legal expenses, the status of competitive products, the establishment of manufacturing capacity or third-party manufacturing arrangements, the establishment of additional sales and marketing capabilities, the establishment of collaborative arrangements with other companies and the availability of other financing. The Company will require substantial additional funds to conduct its operations in the future.

     The Company anticipates that its existing capital resources, together with the net proceeds of this offering, and the interest thereon, will enable it to maintain its current and planned operations at least through 1999. The Company's requirements may vary depending on numerous factors, including those described above. Pending the use of proceeds, the Company intends to invest the net proceeds of this offering in short-term, investment-grade, interest-bearing securities. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."

                                DIVIDEND POLICY

     The Company has never paid cash dividends on its Common Stock. The Company presently intends to retain earnings, if any, for use in the operation and expansion of its business, and therefore does not anticipate paying any cash dividends in the foreseeable future.

                          PRICE RANGE OF COMMON STOCK

     The Company's Common Stock is traded on the Nasdaq National Market under the symbol "CORR." The following table sets forth, for the calendar periods indicated, the range of high and low sale prices per share of the Company's Common Stock on the Nasdaq National Market. These prices represent quotations among dealers without adjustments for retail mark-ups, mark-downs or commissions.

    1995                                                                 HIGH         LOW
                                                                        -----       -----
      First Quarter................................................... $13 7/8     $9 1/2
      Second Quarter..................................................  19 1/2      8 1/8
      Third Quarter...................................................  13 5/8      8 5/8
      Fourth Quarter..................................................  12 1/2      7 3/4
    1996
      First Quarter...................................................  12 1/2      8 3/8
      Second Quarter..................................................  11 7/8      8 1/2
      Third Quarter...................................................  11 1/2      7
      Fourth Quarter..................................................  11 5/8      8 3/4
    1997
      First Quarter...................................................  13 7/8      8 3/8
      Second Quarter..................................................  11          7 3/8
      Third Quarter (through September 4).............................  17 1/2      8 3/8

     As of September 5, 1997, there were approximately 360 holders of record of the Company's Common Stock. On September 5, 1997, the last reported sale price on the Nasdaq National Market for the Company's Common Stock was $15.44 per share.

                                 CAPITALIZATION

     The following table sets forth the capitalization of the Company as of June 30, 1997, and as adjusted to reflect the sale of the 2,500,000 shares of Common Stock offered hereby at an assumed public offering price of $15.44 per share and the application of the estimated net proceeds therefrom, after deducting underwriting discounts and commissions and estimated offering expenses payable by the Company.

                                                                              JUNE 30, 1997
                                                                         -----------------------
                                                                          ACTUAL     AS ADJUSTED
                                                                         ---------   -----------
                                                                             (in thousands)
Current portion of long-term debt and capital lease obligations........  $   2,576    $   2,576
                                                                         =========    =========
Long-term debt and capital lease obligations...........................  $   2,890    $   2,890
Stockholders' equity:
  Preferred Stock, $.001 par value, 5,000,000 shares authorized; no
     shares issued and outstanding.....................................         --           --
  Common Stock, $.0001 par value, 40,000,000 shares authorized; issued and outstanding: 20,111,019 shares actual; 22,611,019 shares as
     adjusted(1).......................................................          2            2
  Additional paid-in capital, deferred compensation and unrealized
     gains on short-term investments...................................    179,017      214,967
  Accumulated deficit..................................................   (144,695)    (144,695)
                                                                         ---------    ---------
          Total stockholders' equity...................................     34,324       70,274
                                                                         ---------    ---------
               Total capitalization....................................  $  37,214    $  73,164
                                                                         =========    =========

- ---------------

(1) Excludes options to purchase 4,372,383 shares of Common Stock outstanding at June 30, 1997, at a weighted average exercise price of $9.71, of which options to purchase 2,400,603 shares of Common Stock were vested and immediately exercisable.

                                    DILUTION

     The net tangible book value of the Company at June 30, 1997 was $34,324,000, or $1.71 per share of Common Stock. Net tangible book value per share is determined by dividing the net tangible book value (tangible assets less total liabilities) by the number of shares of Common Stock outstanding at that date. After giving effect to the receipt of the estimated net proceeds from the sale by the Company of the 2,500,000 shares of Common Stock offered hereby at an assumed public offering price of $15.44 per share and the receipt of the net proceeds therefrom, the pro forma net tangible book value of the Company as of June 30, 1997 would have been $70,274,000, or $3.11 per share. This represents an immediate increase in the net tangible book value of $1.40 per share to existing stockholders and an immediate dilution in net tangible book value of $12.33 per share to new investors purchasing shares at the assumed public offering price. The following table illustrates this per share dilution:

    Assumed public offering price per share.............................            $15.44
      Net tangible book value before offering...........................  $1.71
      Increase attributable to new investors............................   1.40
                                                                          -----
    Pro forma net tangible book value after offering....................              3.11
                                                                                      ----
    Dilution to new investors...........................................            $12.33
                                                                                      ====

     The following table summarizes, on a pro forma basis, as of June 30, 1997, the difference between the number of shares of Common Stock purchased from the Company, the total consideration paid and the average price per share paid by existing stockholders and by the new investors purchasing shares in this offering and before deducting underwriting discounts and estimated offering expenses:

                                        SHARES PURCHASED      TOTAL CONSIDERATION
                                      --------------------   ----------------------   AVERAGE PRICE
                                        NUMBER     PERCENT      AMOUNT      PERCENT     PER SHARE
                                      -----------  -------   ------------   -------   -------------
    Existing stockholders...........   20,111,009    88.9%   $189,691,000     83.1%      $  9.43
    New investors...................    2,500,000    11.1      38,600,000     16.9         15.44
                                       ----------   -----     -----------    -----
         Total......................   22,611,009   100.0%   $228,291,000    100.0%
                                       ==========   =====     ===========    =====

     The foregoing table excludes (i) 4,372,383 shares of Common Stock issuable upon exercise of options outstanding as of June 30, 1997, at a weighted average exercise price of approximately $9.71 per share, and (ii) an aggregate of 1,578,649 shares reserved for future grants or purchases pursuant to the Company's 1988 Employee Stock Option Plan, 1988 Consultant Stock Option Plan, 1991 Equity Incentive Plan, 1991 Stock Purchase Plan and 1994 Non-Employee Director's Stock Option Plan.

                            SELECTED FINANCIAL DATA

     The selected financial data set forth below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Financial Statements and Notes thereto included elsewhere in the Prospectus. The statement of operations data for the years ended December 31, 1994, 1995 and 1996, and the balance sheet data at December 31, 1995 and 1996, are derived from the financial statements of the Company included elsewhere in this Prospectus which have been audited by Ernst & Young LLP, independent auditors, whose report thereon is included elsewhere in this Prospectus. The statement of operations data for the years ended December 31, 1992 and 1993, and the balance sheet data as of December 31, 1992, 1993 and 1994, are derived from audited financial statements not included herein. Financial data as of June 30, 1997 and for the six-month periods ended June 30, 1996 and 1997 are derived from unaudited financial statements included elsewhere herein, and, in the opinion of management, include all adjustments, consisting only of normal recurring adjustments, that the Company considers necessary for a fair presentation of its financial position and results of operations for such periods. The results for the interim periods are not necessarily indicative of results to be expected for any future period. The Company has not declared or paid cash dividends on its Common Stock since inception and does not intend to pay any cash dividends in the foreseeable future.

                                                                                             SIX MONTHS ENDED
                                                  YEAR ENDED DECEMBER 31,                        JUNE 30,
                                   -----------------------------------------------------   --------------------
                                     1992       1993       1994       1995       1996        1996       1997
                                   --------   --------   --------   --------   ---------   --------   ---------
                                                      (in thousands, except per share data)
STATEMENT OF OPERATIONS DATA:
Total revenues...................  $  1,667   $  2,545   $    522   $ 31,850   $  18,755   $  7,324   $  12,905
Expenses:
  Research and development.......    10,615     20,932     40,185     37,392      50,791     26,050      25,846
  Marketing, general and
    administrative...............     3,577      4,453      4,589      6,029       7,303      3,723       4,596
                                   --------   --------   --------   --------   ---------   --------   ---------
Total expenses...................    14,192     25,385     44,774     43,421      58,094     29,773      30,442
                                   --------   --------   --------   --------   ---------   --------   ---------
Loss from operations.............   (12,525)   (22,840)   (44,252)   (11,571)    (39,339)   (22,449)    (17,537)
Interest income, net.............     2,321      3,172      4,715      4,040       2,793      1,595         900
                                   --------   --------   --------   --------   ---------   --------   ---------
Net loss.........................  $(10,204)  $(19,668)  $(39,537)  $ (7,531)  $ (36,546)  $(20,854)  $ (16,637)
                                   ========   ========   ========   ========   =========   ========   =========
Net loss per share...............  $  (0.86)  $  (1.27)  $  (2.07)  $  (0.39)  $   (1.86)  $  (1.07)  $   (0.83)
                                   ========   ========   ========   ========   =========   ========   =========
Shares used in computing net loss
  per share......................    11,816     15,480     19,091     19,360      19,636     19,505      20,063

                                                       DECEMBER 31,
                                   -----------------------------------------------------              JUNE 30,
                                     1992       1993       1994       1995       1996                   1997
                                   --------   --------   --------   --------   ---------              ---------
                                                                  (in thousands)
BALANCE SHEET DATA:
Cash, cash equivalents and short-
  term investments...............  $ 49,097   $122,197   $ 94,432   $ 84,834   $  53,134              $  38,518
Total assets.....................    53,841    130,356    106,367    100,906      71,245                 54,812
Long-term obligations............       826      3,108      4,699      4,574       3,365                  2,890
Total liabilities................     5,247     11,192     19,636     18,669      20,803                 20,488
Accumulated deficit..............   (24,776)   (44,444)   (83,981)   (91,512)   (128,058)              (144,695)
Stockholders' equity.............    48,594    119,164     86,731     82,237      50,442                 34,324

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The following discussion contains forward-looking statements that involve risks and uncertainties. The Company's actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including those set forth under "Risk Factors" and elsewhere in this Prospectus.

OVERVIEW

     Since its inception, the Company has focused on the discovery and development of novel pharmaceutical products for the treatment and prevention of severe cardiovascular diseases. The Company has not generated any product revenues. The Company has been unprofitable since inception and has an accumulated deficit of $144,695,000 during the period from inception to June 30, 1997. The Company's principal sources of working capital have been primarily public equity financings and proceeds from collaboration research and development agreements, as well as private equity financings, grant revenues, interest income and property and equipment financings.

     In April 1996, COR filed an NDA for marketing approval of INTEGRILIN in the United States with the FDA for use in helping to prevent acute ischemic complications in patients undergoing PTCA. In February 1997, the Advisory Committee considered the data from the Company's IMPACT II trial of INTEGRILIN in PTCA and concluded that while such trial had shown positive results, those results were not sufficient to grant approval for marketing on the basis of the IMPACT II trial alone. The Company subsequently received a "not approvable" letter from the FDA identifying clinical and technical issues that need to be resolved before approval of INTEGRILIN can be granted, including the FDA's conclusion that these results were not sufficient to grant approval for marketing on the basis of the IMPACT II trial alone. The FDA generally requires two positive clinical trials prior to the approval of a new drug. The Company's original NDA remains open, and the Company has notified the FDA that the Company intends to file an amendment addressing the issues cited by the FDA.

     Based on the positive results from the PURSUIT trial, the Company intends to amend its NDA filing in the last quarter of 1997 to seek FDA approval of INTEGRILIN for the treatment of unstable angina and NQMI. The Company may also submit data from the PURSUIT trial to seek FDA approval of INTEGRILIN for use in PTCA.

     In April 1996, Schering filed an application for marketing approval of INTEGRILIN in Europe. This application was withdrawn in April 1997. The Company has been advised that Schering will resubmit its application for marketing approval in Europe on the basis of the PURSUIT data. The timing of that resubmission is uncertain.

     There is no assurance that INTEGRILIN will receive marketing approval in any country on a timely basis, or at all. The failure of the Company to obtain marketing approval for INTEGRILIN in the United States on the basis of the data from the IMPACT II and PURSUIT trials, or any significant delay in the obtaining of such approval, or the imposition of highly restrictive conditions on any such approval, would have a material, adverse effect on the Company's business, financial condition and results of operations.

     In addition to its collaboration agreement with Schering, the Company has collaboration agreements with Ortho and Kyowa Hakko. In 1996, Ortho exercised its option to extend the research term and has advised the Company that the extension will be until December 1998. Collaborative research under an agreement with Lilly ended in April 1996 and in late 1996, the Company and Lilly amended the agreement related to the transfer of certain rights and aspects of the collaboration that continue after completion of the collaborative research.

RESULTS OF OPERATIONS

  Six Months Ended June 30, 1997 and 1996

     Total revenues increased 76% for the six months ended June 30, 1997 as compared to the corresponding period in 1996, primarily due to receipt in 1997 of a milestone payment of $3,000,000 related to the completion of enrollment in the PURSUIT trial, as well as the timing of recognition of contract revenues under the Company's collaborative agreements with Schering and Ortho.

     Research and development expenses decreased 1% for the six months ended June 30, 1997 as compared to the corresponding period in 1996, primarily due to the timing of activity and expenses associated with the PURSUIT trial. The Company expects research and development expenses to continue to increase over the next several years, although the timing of certain of these expenses may depend on the timing and phase of, and indications pursued in, clinical trials of potential products, including INTEGRILIN.

     Marketing, general and administrative expenses increased 23% for the six months ended June 30, 1997 as compared to the corresponding period in 1996, primarily due to pre-commercial activities associated with INTEGRILIN, as well as increases in staffing and administrative expenses related to general corporate activities. The Company expects marketing, general and administrative expenses to continue to increase significantly over the next several years.

     Interest income decreased 37% for the six months ended June 30, 1997 as compared to the corresponding period in 1996, primarily due to lower cash and investment balances. Interest expense decreased 10% for the six months ended June 30, 1997 as compared to the corresponding period in 1996, primarily due to the overall decrease in the average balance of debt outstanding.

     The results of the Company's operations for any interim period are not necessarily indicative of the results of the Company's operations for any other interim period or for a full fiscal year.

  Fiscal Years Ended December 31, 1996, 1995 and 1994

     Total revenues have fluctuated significantly during the three years ended December 31, 1996. Total revenues decreased to $18,755,000 in 1996 from $31,850,000 in 1995. Revenues for 1995 included $19,500,000 of a one-time license fee relating to the Company's agreement with Schering. Contract revenues in 1996 and 1995 resulted primarily from research and development activities associated with the agreement with Schering, including safety-related milestone payments pertaining to the conduct of clinical studies of INTEGRILIN of $9,000,000 and $6,000,000, respectively. Contract revenues in 1996 also included a milestone payment of $3,000,000 from Schering in connection with the European regulatory filing of INTEGRILIN. Contract revenues of $522,000 in 1994 were recognized in connection with the Company's collaboration with Ortho. Contract revenues fluctuate based on the timing and performance requirements of the contracts. The Company expects contract revenues to continue to fluctuate in the future.

     Research and development expenses were $50,791,000 in 1996 as compared to $37,392,000 in 1995 and $40,185,000 in 1994. The increase in 1996 as compared to
1995 resulted from the continuing activities of the PURSUIT trial, as well as from higher staffing levels and increased research activities. Research and development expenses decreased in 1995 as compared to 1994 primarily due to the timing of costs associated with the IMPACT II trial, as well as, to a lesser extent, additional Phase II clinical trials for INTEGRILIN. The Company expects that research and development expenses may increase over the next several years, although the timing of certain of these expenses may depend on the timing and phase of, and indications pursued in, clinical trials of potential products, including INTEGRILIN.

     Marketing, general and administrative expenses increased by $1,274,000, or 21%, in 1996 as compared to 1995 and $1,440,000, or 31%, in 1995 as compared to 1994, primarily due to increases in staffing and administrative expenses related to general corporate activities. The Company expects marketing, general and administrative costs to continue to increase significantly over the next several years.

     Interest income decreased by $1,324,000 in 1996 as compared to 1995 and by $312,000 in 1995 as compared to 1994, primarily due to decreased average cash and investment balances in 1996 as compared to 1995, and in 1995 as compared to 1994. Interest expense decreased by $77,000 in 1996 as compared to 1995 and increased by $363,000 in 1995 as compared to 1994, reflecting the change in the average balance of property and equipment financings outstanding.

     The Company incurred a net operating loss of $36,546,000 in 1996 and, accordingly, no provision for federal or state income taxes was recorded. At December 31, 1996, COR had federal net operating tax loss carryforwards of approximately $119,000,000. The Company's ability to use its net operating loss carryforwards may be subject to an annual limitation in future periods. The Company believes, however, that this limitation will not have a material impact on its future operating results.

LIQUIDITY AND CAPITAL RESOURCES

     The Company had available cash, cash equivalents and short-term investments of $38,518,000 at June 30, 1997. Cash in excess of immediate requirements is invested according to the Company's investment policy, which provides guidelines with regard to liquidity and return and, wherever possible, seeks to minimize the potential effects of concentration and credit risk. At June 30, 1997, the Company had approximately $400,000 available under a capital lease line. The Company has funded its operations to date primarily through public equity financings and proceeds from collaboration research and development agreements, as well as private equity financings, grant revenues, interest income and property and equipment financings.

     Net cash used for operating activities and additions to capital equipment increased to $35,413,000 in 1996 from $12,850,000 in 1995, reflecting the receipt in 1995 of a $20,000,000 one-time license fee in connection with the Company's collaboration agreement with Schering. Net cash used for operating activities and additions to capital equipment decreased to $14,195,000 in the six months ended June 30, 1997 from $21,087,000 in the six months ended June 30, 1996, primarily due to the timing of recognition of milestone and contract revenues related to the agreement with Schering, partially offset by increased expenses. The Company anticipates that its expenditures for operating activities and additions to capital equipment will increase in future periods. The timing of these expenditures may vary from period to period depending on the timing and phase of, and indications pursued in, clinical trials of potential products, including INTEGRILIN. Cash provided by financing activities of $3,927,000, $1,091,000 and $10,715,000 in 1996, 1995 and 1994, respectively, resulted primarily from the issuance of Common Stock pursuant to the collaboration agreement with Ortho and the net effect of property and equipment financing. Cash used by financing activities of $376,000 in the six months ended June 30, 1997 resulted from principal payments on long-term obligations, partially offset by proceeds from equipment financing and the issuance of Common Stock pursuant to the Company's stock option and stock purchase plans.

     The Company expects its cash requirements will increase in future years due to increased marketing, sales, general and administrative activities. The Company anticipates that its existing capital resources and interest thereon will enable it to maintain its operations at least through June 30, 1998 and, when combined with the proceeds of this offering, and interest earned thereon will enable it to maintain its current and planned operations at least through 1999. However, the Company's capital requirements may change depending on numerous factors including, but not limited to, the progress of the Company's research and development programs, the scope and results of preclinical and clinical studies, the number and nature of the indications the Company pursues in clinical studies, the timing of regulatory approvals, technological advances, determinations as to the commercial potential of the Company's products and the status of competitive products. In addition, expenditures may be dependent on the establishment and maintenance of collaboration relationships with other companies, the availability of financing and other factors. The Company will need to raise substantial additional funds in the future, and there can be no assurance that such funds will be available on favorable terms, if at all. In such event, the Company may need to delay or curtail its research and development activities to a significant extent.

     The Company's business is subject to significant risks including, but not limited to, the success of its research and development activities, the results of its clinical trials, the length and expense of seeking regulatory approval, the costs of developing, training and managing a marketing and sales force, and the introduction of competitive products or treatment modalities. In addition, the Company's product candidates may be difficult to manufacture on a large scale, be uneconomical to market or be precluded from commercialization by proprietary rights of third parties. Additional expenses, delays and losses of opportunities that may arise out of these and other risks could have a material adverse effect on the Company's business, financial condition and results of operations.

                                    BUSINESS

OVERVIEW

     COR is focused on the discovery, development and commercialization of novel pharmaceutical products to establish a new standard of care for the treatment and prevention of severe cardiovascular diseases. The Company believes its understanding of the molecular and cellular biology of these diseases has created opportunities for new therapeutic approaches where current therapies are inadequate. The Company has created a portfolio of cardiovascular product candidates by combining its expertise with advanced drug discovery techniques.

     The Company's lead product candidate, INTEGRILIN, is a small synthetic peptide that prevents platelet aggregation and is intended for parenteral (injectable) administration in patients with certain acute cardiovascular indications. INTEGRILIN is being developed for the treatment of AICS, a leading cause of hospitalization in the United States. Over two million diagnoses of AICS were reported in the United States in 1995.

     In August 1997, the Company announced the results of the 10,948 patient PURSUIT Phase III clinical trial, which were presented by clinical investigators at the European Society of Cardiology's annual meeting. This trial included over 700 clinical sites in 28 countries, including 280 hospitals in the United States. The PURSUIT trial was designed to determine the effect of INTEGRILIN as an adjunct to current medical and interventional strategies in the treatment of unstable angina and NQMI, the major diseases of AICS.

     In the PURSUIT trial, treatment with INTEGRILIN reduced the occurrence of death or heart attack in patients with unstable angina or NQMI. The primary efficacy endpoint of the trial was the prevention of death or MI within 30 days following randomization. The occurrence of such adverse events was measured by both a CEC and by the individual clinical investigators in the trial. Treatment with INTEGRILIN produced a statistically significant reduction in the incidence of death or MI from 15.7% to 14.2% (p=0.04) within 30 days, which represents 15 fewer adverse events per 1,000 patients, as measured by the CEC. The trial, as assessed by the clinical investigators, also showed positive results, with a reduction in the incidence of adverse events from 10.0% to 8.0% (p=0.0007) within 30 days, which represents 20 fewer adverse events per 1,000 patients.

     Prior to completing the PURSUIT trial, COR studied INTEGRILIN in the treatment of elective and urgent coronary angioplasty in the IMPACT II trial, which was completed in 1995. Based on the data from this trial, COR submitted an NDA for INTEGRILIN as an adjunct to PTCA. The application was reviewed by the Advisory Committee of the FDA in February 1997. Although the Advisory Committee stated that the trial had shown positive results, it was determined by the FDA that the trial, as a single study, was insufficient for approval of INTEGRILIN. Based on the positive data from the PURSUIT trial, the Company currently plans to file an amendment to its NDA prior to the end of 1997 to seek marketing approval for unstable angina and NQMI.

     In addition to the INTEGRILIN product for acute care, the Company is conducting Phase I clinical trials for an oral platelet aggregation inhibitor. The potential indications for this chronic product can later include the prevention of acute ischemic coronary syndromes and stroke.

     COR has also identified the factor Xa/prothrombinase complex as a target for parenteral and small molecule inhibitors and currently has a lead compound for this target in preclinical development. The Company believes that this compound offer the possibility for a safe and potentially more efficacious approach to arterial and venous thrombosis than is presently available. Additionally, COR is evaluating leads for its growth factor inhibition program.

BACKGROUND

     Despite decades of extensive research and development and significant advances in treatment, cardiovascular diseases are the leading cause of death in the United States, resulting in approximately one million deaths annually from heart attacks, strokes and related diseases. Coronary artery disease, the form of cardiovascular disease responsible for the greatest number of deaths, affects over 13 million people in the United States. Cerebrovascular disease, including stroke, affects another approximately three million people in the United States per year. Although there have been advances in cardiovascular medicine over the last decade, the actual number of deaths attributable to coronary artery disease and cerebrovascular disease continues to climb. This is related to the aging of the United States population and the progression of these diseases from early precursor conditions to more serious manifestations. Complex and interrelated biological processes cause these diseases. Acute and chronic consequences include myocardial infarction, stroke and death.

     Atherosclerosis, or hardening of the arteries, contributes to a majority of cardiovascular deaths. Atherosclerosis is a degenerative process that can occur over decades in which vessels become increasingly less elastic and progressively narrowed due to the formation of plaque (fatty substances lining the artery). This process is caused by aging as well as genetic predisposition and is exacerbated by dietary and environmental factors. It is estimated that 32 million people in the United States have some form of atherosclerosis.

     A significant consequence of atherosclerosis is ischemia, or the impairment of a vessel's ability to supply oxygen to the heart, brain and other organs. In advanced cases of atherosclerosis, ruptures may occur in the plaque that has built up inside the vessel wall, increasing the tendency of the blood to form a thrombus. A thrombus is a plug that forms in the artery at the site of vascular injury to protect the blood vessel wall. It is composed primarily of an aggregation of small cells known as platelets, stabilized by a clot composed of the protein fibrin. This condition, known as arterial thrombosis, may completely occlude an atherosclerotic artery, leading to acute myocardial infarction ("AMI") if the occlusion occurs in an artery supplying the heart, or stroke if it occurs in an artery supplying the brain.

     The extent of the occlusion caused by thrombosis in the arteries supplying the heart determines the clinical manifestations of coronary thrombosis. These manifestations may range from prolonged episodes of severe chest pain or discomfort unresponsive to standard antianginal therapies (unstable angina) to limited or extensive damage to heart muscle (acute myocardial infarction) to sudden death. Collectively, this spectrum of conditions is referred to as acute ischemic coronary syndromes. Likewise, thrombosis in the arteries supplying the brain can lead to partial occlusion causing a transient reduction in oxygen supply known as a transient ischemic attack ("TIA") or total arterial occlusion resulting in stroke. It is known that less severe manifestations of coronary and cerebral arterial thrombosis often rapidly evolve into more serious conditions, making all thrombotic events life-threatening and necessitating aggressive clinical management.

     One such management technique for coronary arterial occlusion, percutaneous transluminal coronary angioplasty, involves the dilation of the atherosclerotic artery with a balloon catheter or other mechanical device. Angioplasty is generally successful in immediately increasing blood flow through the obstructed artery. It, however, can also stimulate coronary arterial thrombosis by damaging the blood vessel wall, resulting in reocclusion of the coronary artery, known as abrupt closure, and increasing the likelihood of complications which could lead to myocardial infarction or death. Longer term, proliferation of cells within the blood vessel wall often leads to renarrowing of the blood vessel, known as restenosis.

     Thrombosis occurs not only in arteries, which supply oxygen-rich blood to the heart and other organs, but also in veins, which return blood from organs to the heart. A thrombus in a vein is composed primarily of a fibrin clot and, to a lesser extent, an aggregation of platelets and entrapped red blood cells. Unlike in the arterial circulation, the risks of thrombosis in the veins are not generally related to occlusion of the vessel but to the breaking-off of the thrombus from its attachment site, known as embolization. Venous emboli can travel through the venous circulation to the heart and ultimately to the lungs where they block blood supply to the lungs and cause death of lung tissue, known as pulmonary embolism. In the United States, approximately 50,000 people die each year due to pulmonary embolism. Patients at high risk of deep vein thrombosis include those undergoing orthopedic surgery or any surgical procedure in which the patient is anesthetized for longer than thirty minutes. Patients with chronic conditions that place them at risk of deep vein thrombosis include those with congestive heart failure in whom venous circulation tends to be sluggish, cigarette smokers who may have damaged blood vessel walls, and trauma and burn patients.

BUSINESS STRATEGY

     - Maintain Cardiovascular Disease Focus. Cardiovascular disease is the leading cause of death in the United States. The Company believes that by combining its extensive knowledge of the molecular and cellular biology of cardiovascular diseases, together with advanced drug discovery techniques, it can develop new therapeutics to address large, unmet market opportunities.

     - Maximize Value of Strategic Collaborations. The Company will continue to seek out and enter into strategic collaborations that provide: (i) access to new and strategic cardiovascular therapeutics and technologies, (ii) attractive financial terms to offset internal development expenses, and
       (iii) broadened and more efficient marketing, sales and distribution capabilities.

     - Build a Dedicated Sales Force to Effectively Address the Cardiovascular Market. Due to the specialized and concentrated nature of the cardiovascular market, the Company believes it can effectively address this market with a dedicated sales force. The Company intends to build a dedicated sales force to sell INTEGRILIN and other product candidates, whether developed internally or in-licensed.

     - Continue to Build Relationships with Leading Clinicians and Scientists. The Company has conducted its clinical trials at premier academic and clinical centers under the supervision of many of the world's leading cardiologists. The Company builds strong relationships with prominent scientists and clinical cardiologists by sponsoring and conducting research, providing for increased exposure to its product candidates in the medical community.

PROGRAMS AND PRODUCT CANDIDATES

     The following table summarizes COR's primary programs and product candidates. This table is qualified in its entirety by reference to the more detailed descriptions appearing elsewhere in this Prospectus.
- --------------------------------------------------------------------------------

     SELECTED PROGRAMS AND
      PRODUCT CANDIDATES                  STATUS             PRIMARY THERAPEUTIC INDICATIONS
 -----------------------------    ----------------------    ----------------------------------
 GP IIB-IIIA INHIBITOR PROGRAM

   INTEGRILIN(1)                  Regulatory Review(2)      Acute ischemic complications
                                                            following coronary angioplasty
                                  Phase III Completed       Unstable angina/non-Q-wave MI
                                  Phase II                  Acute myocardial infarction (ST
                                                            segment elevation)
   Oral                           Phase I                   Prevention of acute ischemic
                                                            coronary syndromes and stroke

 FACTOR XA INHIBITOR PROGRAM

   Parenteral/Subcutaneous        Preclinical               Prevention and treatment of venous
                                  Development               thromboembolism
   Oral                           Research                  Prevention and treatment of venous
                                                            thromboembolism

 GROWTH FACTOR RECEPTOR
   ANTAGONIST PROGRAM(3)

   Parenteral                     Preclinical               Restenosis; prevention of
                                  Development               neovascularization, e.g., diabetic
                                                            retinopathy
   Oral                           Research                  Restenosis; prevention of
                                                            neovascularization, e.g., diabetic
                                                            retinopathy

 THROMBIN RECEPTOR INHIBITOR      Research                  Acute and chronic ischemic
   PROGRAM(4)                                               coronary syndromes, restenosis and
                                                            stroke prevention

 PLATELET ADP RECEPTOR PROGRAM    Research                  Acute and chronic ischemic
                                                            coronary syndromes, restenosis and
                                                            stroke prevention

 MYOCARDIAL SIGNAL                Research                  Congestive heart failure; ischemic
   TRANSDUCTION PROGRAM                                     coronary disease

 INTEGRIN SIGNALING PROGRAM       Research                  Multiple

  -------------------

  (1) INTEGRILIN is subject to a collaborative agreement with Schering. See "-- Collaboration Agreements."

  (2) The Company intends to file an amendment to its NDA with the FDA which will include data from its PURSUIT trial. See "-- INTEGRILIN Product Candidate."

  (3) This program is being pursued in collaboration with Kyowa Hakko. See "-- Collaboration Agreements."

  (4) This program is being pursued in collaboration with Ortho. See
      "-- Collaboration Agreements."
- --------------------------------------------------------------------------------

ARTERIAL THROMBOSIS

Biology

     Thrombosis in arteries is a complex process involving the coordinated activities of: (i) receptors located on cells; (ii) proteins in the blood and vessel walls that bind to these receptors; and (iii) enzymes that regulate fibrin clot formation. Blood contains a variety of proteins and cells, including small cells known as platelets, which are primarily responsible for the control of bleeding. Platelets normally circulate in an inactivated state but, in response to vascular injury, initiate a series of events to control bleeding. Platelet activation can cause aggregation, the formation of large platelet aggregates. The platelet receptor that mediates aggregation is glycoprotein GP IIb-IIIa.

     The role of platelet aggregation and its resultant arterial thrombosis in acute ischemic coronary syndromes and acute cerebrovascular diseases is well-accepted. Typically, platelet activation by any of several platelet agonists at the site of vascular injury is followed by activation and the expression of the platelet receptor GP IIb-IIIa. Regardless of which of the platelet agonists may have resulted in platelet activation, the "final common pathway" to platelet aggregation results in activation and expression of platelet receptor GP IIb-IIIa. GP IIb-IIIa mediates platelet aggregation by binding fibrinogen. Fibrinogen, a precursor to fibrin, then cross-links platelets forming bridges causing an aggregation of platelets and thrombus formation.

     The Company believes that the antagonists directed at GP IIb-IIIa should offer the most extensive inhibition of platelet aggregation and arterial thrombus formation in the treatment of acute ischemic coronary syndromes and stroke. Vascular occlusion is a major cause of cardiovascular mortality and presents clinically in the forms of unstable angina, acute myocardial infarction, stroke and reocclusion following PTCA or thrombolysis. As a result, a GP IIb-IIIa inhibitor administered intravenously for rapid saturation of the platelet receptors may be effective in the treatment of these life-threatening events.

Disease and Markets -- Acute Care

     Acute Ischemic Coronary Syndromes. Acute ischemic coronary syndromes is a medical term encompassing the diseases of unstable angina and acute myocardial infarction, which includes both ST segment elevation MI (an EKG marker of significant injury to the heart) and non-Q-wave myocardial infarction. Over two million diagnoses of acute ischemic coronary syndromes were reported in the United States in 1995, including over 1.3 million cases of unstable angina and over 700,000 diagnoses of myocardial infarction. These patients are currently treated with a variety of drug regimens and medical procedures. The Company's programs and product candidates are designed to improve the treatment of these patients in conjunction with existing therapies and, to the extent possible, without limiting the other choices available to the treating physician. Nearly 500,000 patients die each year due to coronary artery disease.

     The acute ischemic syndromes of unstable angina and myocardial infarction represent a clinical continuum, sharing the common pathophysiology of plaque fissure or rupture. Patients may present at the emergency room of the hospital with different clinical features reflecting differences in the pathophysiological state. Patients suffering from total occlusion of a proximal coronary artery who are having an ST segment elevation MI will typically develop a Q-wave MI. These patients are treated with thrombolytic therapy or direct angioplasty. In contrast, patients with prolonged or repeated shorter episodes of angina at rest, without ST segment elevation, may be classified as unstable angina or NQMI. At the time of presentation in the hospital, the latter two groups often cannot be distinguished. These diseases are described below:

     - Unstable Angina. Unstable angina is believed to be caused by transient blockage of a coronary artery as a result of thrombosis and/or spasm characterized by unpredictable episodes of chest pain, particularly episodes that occur while the patient is at rest. Patients presenting with unstable angina may or may not have been symptomatic with a previous history of stable angina

       (chest pain upon exertion). Unstable angina requires hospitalization as the syndrome is often the precursor of acute myocardial infarction.

     - Acute Myocardial Infarction (Heart Attack). Patients with sustained blockage of a coronary artery as a result of thrombosis have inadequate blood supply to the heart and damage to heart tissue, causing acute myocardial infarction. In the United States, approximately 1.5 million people suffer from AMIs annually, approximately 700,000 of whom are hospitalized for treatment. AMI patients may be experiencing a Q-wave MI or an NQMI as follows:

        Myocardial Infarction with ST Segment Elevation. Patients presenting with prolonged chest pain and ST segment elevation in the electrocardiogram will typically evolve to having a Q-wave MI if untreated. These patients are frequently treated with thrombolytic therapy or primary angioplasty.

        Non-Q-wave Myocardial Infarction. Patients presenting with prolonged chest pain without ST segment elevation or development of Q-waves in the electrocardiogram may still be experiencing an MI. Some of the patients initially presenting with suspected unstable angina will in retrospect be diagnosed as having had an MI based upon analysis of myocardial enzymes. These patients are not eligible for thrombolitic therapy.

     The primary objective of the treatment of unstable angina and non-Q-wave MI (collectively, "UA/NQMI") is the prevention of progression to acute myocardial infarction or death through the restoration of blood flow through the coronary artery. Management beyond initial stabilization often differs by institution. In most institutions with catheterization laboratories, patients undergo coronary angiography to assess the degree and location of blockages of the coronary arteries. In institutions without catheterization laboratories, patients whose vital signs and electrocardiograms have normalized may be discharged with chronic antianginal medications for outpatient follow-up. Less stable patients are transferred to tertiary institutions for catheterization. In the United States, Canada and Western Europe, the Company estimates that approximately
20 - 35% of UA/NQMI patients undergo PTCA to restore blood flow through the coronary artery and 10 - 20% undergo coronary artery bypass graft ("CABG") surgery. The utilization of PTCA and CABG procedures, as well as the utilization of aspirin and heparin, for the treatment of patients experiencing UA/NQMI varies from country to country, reflecting differences in local clinical practice.

     Acute Ischemic Complications of Angioplasty. Approximately 480,000 angioplasties were performed in the United States in 1995. In addition to the angioplasties performed in unstable angina and AMI patients, angioplasties are also performed electively on patients with coronary artery disease to improve coronary blood flow, relieve angina and prevent subsequent acute events. Angioplasty and other invasive medical procedures intended to treat atherosclerotic patients create the risk of acute ischemic complications such as abrupt closure (complete occlusion, typically within 24 hours of the procedure) of the treated artery as a result of sudden thrombosis. Studies indicate that approximately 10-12% of angioplasty patients die, suffer heart attack or require revascularization within 30 days of the procedure.

     Thrombosis of Cerebrovascular Arteries. Thrombosis in cerebral arteries that deliver blood to the brain has analogous consequences to vascular occlusions in coronary arteries that feed the heart. Therapeutics developed to treat these conditions may have implications for both acute and chronic care for stroke patients.

     - Transient Ischemic Attacks. TIA is believed to be a thromboembolic event resulting from atherosclerotic involvements of a cerebral artery; 96,000 people were hospitalized in the United States in 1995 with TIA.

     - Ischemic Stroke. TIA frequently precedes an ischemic stroke. Stroke is an acute neurologic disease commonly caused by prolonged cerebral artery occlusion, usually as a result of a thromboembolic event. Approximately 433,000 people were diagnosed in United States hospitals having suffered an ischemic stroke in 1995. Stroke is the leading cause of serious disability in the United States.

INTEGRILIN Product Candidate

     Product Overview. The Company's first product candidate targeted for commercialization is INTEGRILIN, a small synthetic peptide that prevents platelet aggregation. The mechanism of action of INTEGRILIN is to block the platelet receptor GP IIb-IIIa, thereby preventing the crosslinking of activated platelets via fibrinogen bridges. The Company believes that INTEGRILIN prevents acute thrombus formation and associated complications.

     INTEGRILIN was developed specifically to address the needs of patients suffering from acute ischemic coronary syndromes (encompassing unstable angina, non-Q-wave MI and ST segment elevation MI) as well as complications following angioplasty and stroke. INTEGRILIN is delivered by intravenous (injectable) administration in acute care settings. The Company believes that clinical trials have demonstrated that INTEGRILIN is safe and effective as a fast-acting, rapidly reversible antithrombotic.

     INTEGRILIN is designed to satisfy four key criteria. First, the product is specifically targeted to inhibit GP IIb-IIIa to avoid complications that could result from disruption of cellular interactions that may be mediated by other closely related adhesion receptors. Second, because the cardiovascular disorders that the Company is targeting with this product are acute in nature, the product is designed to be potent and to act rapidly upon administration. Third, in order to avoid prolonged impairment of normal hemostasis, the effects of the product are readily reversible after administration is discontinued. Fourth, the product is designed to be safe for repeat use considering that many patients with acute ischemic coronary syndromes and stroke are treated more than once in an acute care setting.

     In April 1995, the Company entered into a collaboration agreement with Schering to develop and commercialize INTEGRILIN on a worldwide basis. Schering has certain rights to pursue regulatory approval of INTEGRILIN outside of the United States. See "Collaboration Agreements -- Schering."

     INTEGRILIN has been studied in two randomized, double-blind, placebo controlled Phase III clinical trials, the PURSUIT trial (adjunct therapy in the treatment of unstable angina) and the IMPACT II trial (adjunct therapy in the treatment of patients undergoing angioplasty). The two Phase III clinical trials conducted to date for INTEGRILIN were conducted with respect to different indications and with different doses of the drugs. As discussed below, the Company believes that these trials produced positive results and, on that basis, the Company intends to seek regulatory approval of the drug in the United States.

     UA/NQMI is an urgent cardiac condition necessitating aggressive management, due to the potential for thrombosis to progress rapidly and cause MI or death. Notwithstanding current medical care, the Company estimates that approximately one in six patients experiencing UA/NQMI will proceed to death or repeat myocardial infarction within 30 days.

     PURSUIT Trial -- Unstable Angina and Non-Q-Wave MI. The PURSUIT clinical trial enrolled 10,948 patients with UA/NQMI in over 700 clinical sites in 28 countries, including over 280 hospitals in the United States. The PURSUIT trial was the largest clinical study ever conducted in patients with unstable angina or non-Q-wave MI. Importantly, the population studied represented a broad, global distribution of patients and practice strategies, from small primary care hospitals to large tertiary care referral-based institutions. The trial was designed to allow patients to be managed in accordance with standard medical practice of the clinical site, thereby allowing the study of INTEGRILIN in the context of different practice patterns including the varied administration of concommitant drugs.

     Patients with acute coronary syndromes who were not experiencing an MI with ST segment elevation were randomized to placebo treatment or drug treatment. While all patients were treated in accordance with local clinical practice, most patients received aspirin and heparin. Patients were eligible to receive treatments for up to 72 hours. The primary endpoint of death and myocardial infarction was measured at 96 hours and seven days, as well as at 30 days.

     The occurrence of such events was measured on the basis of determinations by both the clinical investigators and the Clinical Events Committee. The CEC studied all available data, including enzyme levels evidencing damage to heart muscle tissue which provided evidence of "silent" heart attacks, some of which may not have been observed by the investigators. On the basis of determinations by the CEC, the occurrence of death or MI within 30 days in patients randomized to INTEGRILIN was 14.2% compared to a rate in the placebo group of 15.7% (p = 0.04). On the basis of determinations by the individual clinical investigators, the INTEGRILIN group experienced such events at a rate of 8.0% compared to the placebo rate of 10.0% (p = 0.0007). The CEC also measured the occurrence of death or large MI (defined as particularly large increases in enzyme levels), where the event rate was reduced to 7.3% in the INTEGRILIN group from 8.5% in the placebo group (p = 0.03). The occurrence of a Q-wave MI was reduced to 1.1% in the INTEGRILIN group from 1.7% in the placebo group (p = 0.02). Importantly, the absolute reduction of death or myocardial infarction per 1,000 patients was demonstrated at both 96 hours (p = 0.011) and at seven days (p = 0.016) and maintained to 30 days post-randomization.

     The statistical results varied considerably by geographic region. In the United States and Canada, which experienced the highest rate of coronary interventions and CABG and concomitant use of heparin and aspirin, the rate of death or MI in the INTEGRILIN group was reduced to 11.7% from 15.0% in the placebo group (p = 0.003). In Western Europe, the trends were also favorable for INTEGRILIN, although less dramatic. In Eastern Europe and Latin America (including Mexico), the trends as determined by the CEC were unfavorable, but the reports by the clinical investigators in these regions remained positive and were almost as favorable for the drug as the investigator reports in the rest of the world. The Company believes that these regional variations reflect differences in patient population, laboratory procedures and clinical practice, including the use of concomitant medications and the application of interventional strategies.

     In addition, the Company is collecting follow-up data on the patients in the PURSUIT trial and will provide this data to the FDA. There can be no assurance that any of the benefits achieved at the 30-day primary endpoint of the trial will be sustained in the six-month follow-up or that this data will not have an adverse impact on the regulatory review of INTEGRILIN.

     There was a significant increase in both major and minor bleeding in the INTEGRILIN-treated patients. The incidence of major bleeding in those patients receiving drug was 10.6% and the incidence in the placebo group was 9.1% (p = 0.01). The occurrence of stroke and thrombocytopenia, a life-threatening condition associated with very low platelet counts, was essentially the same in the placebo and the study group, and there was no additional risk incurred by INTEGRILIN-treated patients undergoing CABG surgery. Based in part on these results, the Company believes that the overall safety profile of INTEGRILIN in the PURSUIT trial was favorable.

     IMPACT II -- Adjunct Therapy In Coronary Angioplasty. In 1995, the Company completed IMPACT II, a Phase III clinical trial designed to evaluate the safety and efficacy of INTEGRILIN in reducing the acute complications of both elective and urgent coronary angioplasty. This study enrolled 4,010 patients at 82 hospitals in the United States. The trial evaluated two different infusion rates with a common bolus of INTEGRILIN.

     Based on an analysis of all patients who received INTEGRILIN or placebo, INTEGRILIN at the lower infusion rate reduced the composite endpoint of death, myocardial infarction and emergency revascularization by 31% at 24 hours (p = 0.006) and 22% at 30 days (p = 0.035), although the effect was less pronounced at the higher infusion rate. The reduction in the clinical endpoint at all time points was primarily due to a reduction in the clinically more serious components of the endpoint: death and myocardial infarction. The benefit of the reduction in death and myocardial infarction was sustained and similar at six months. The safety data related to INTEGRILIN were favorable.

     Acute Myocardial Infarction -- ST Segment Elevation MI. The Company has conducted Phase II clinical trials of INTEGRILIN with the thrombolytics tPA and streptokinase for the treatment of ST segment MI. A pilot clinical study with full dose tPA and varying doses of INTEGRILIN showed benefit of combined therapy without a significant increase in major bleeding. A pilot clinical study with full dose streptokinase and varying doses of INTEGRILIN showed a significant increase in major bleeding at the higher doses of INTEGRILIN and resulted in the discontinuation of the highest dosing arm of the study. The Company intends to conduct further Phase II trials to elucidate dosing regimens that produce the best results in terms of both efficacy and safety.

Regulatory Status

     In April 1996, COR filed an NDA for marketing approval of INTEGRILIN in the United States with the FDA for use in helping to prevent acute ischemic complications in patients undergoing PTCA. In February 1997, the Advisory Committee considered the data from the Company's IMPACT II trial of INTEGRILIN in PTCA and concluded that while such trial had shown positive results, those results alone were not sufficient to grant marketing approval. The Company subsequently received a "not approvable" letter from the FDA identifying clinical and technical issues that need to be resolved before approval of INTEGRILIN can be granted, including the FDA's conclusion that these results were not sufficient to grant approval for marketing on the basis of the IMPACT II trial alone. The FDA generally requires two positive clinical trials prior to the approval of a new drug. The FDA recently published draft guidelines for public comment, whereby studies in related conditions can support each other allowing initial approval of several uses or allowing additional claims based on a single adequate and well-controlled study. Each study would support the other's claims. There can be no assurance that these guidelines will be adopted as proposed or be followed by the FDA in reviewing the Company's NDA. The Company's original NDA remains open, and the Company has notified the FDA that the Company intends to file an amendment addressing the issues cited by the FDA.

     Based on the positive results from the PURSUIT trial, the Company intends to amend its NDA filing by the end of 1997 to seek FDA approval of INTEGRILIN for the treatment of unstable angina and NQMI. The Company may also submit data from the PURSUIT trial to seek FDA approval of INTEGRILIN for use in PTCA. The two Phase III clinical trials conducted to date for INTEGRILIN were conducted with respect to different indications and with significantly different dosing regimens of the drug. As a result, there is no assurance that the FDA or other regulatory agencies will view the data from one trial as supportive of the data from the other trial for approval of INTEGRILIN for any indication, based on the IMPACT II and PURSUIT trials.

     In April 1996, Schering filed an application for marketing approval of INTEGRILIN in Europe. This application was withdrawn in April 1997. The Company has been advised that Schering will resubmit its application for marketing approval in Europe on the basis of the PURSUIT data. The timing of that resubmission is uncertain.

     There is no assurance that marketing approval for INTEGRILIN can be obtained on the basis of the clinical trials conducted to date, can be obtained if additional trials are conducted, or if obtained will not be substantially delayed. If INTEGRILIN is approved for marketing in one indication, there is no assurance it will prove effective or be approved for marketing in any indication. The failure of the Company to obtain marketing approval for INTEGRILIN or a significant delay in obtaining such approval would have a material adverse effect on the Company.

Disease and Markets -- Chronic Care

     There are over 32 million people in the United States with evidence of atherosclerosis. Many of these patients are at risk of suffering an acute ischemic coronary or cerebrovascular event and are therefore potential candidates for preventative therapies. In particular, the Company believes that those that have survived an acute event are likely candidates for chronic care treatments. With almost 500,000 deaths annually in the United States alone from unstable angina, non-Q-wave MI and

ST segment elevation MI, significant unmet clinical needs exist in the management of acute cardiac events resulting from arterial thrombosis. In addition, the acute events related to cerebrovascular arterial thrombosis, including transient ischemic attacks and stroke, impact over 500,000 people in the United States each year and result in death for up to one-third of these patients. The Company believes that its product candidates can address this market and be used on a prophylactic basis.

  Oral GP IIb-IIIa Inhibitor Product Candidate

     Aspirin is commonly prescribed for long-term prophylaxis in patients who are at risk for stroke or AMI or who have suffered a stroke or AMI. As a relatively weak inhibitor of platelet function, this agent is not an optimal therapeutic for reducing ischemic cardiovascular events. The Company believes that oral agents which block platelet aggregation by binding to the platelet receptor GP IIb-IIIa may have substantial benefit. An oral GP IIb-IIIa inhibitor could be a clinically beneficial agent for patients who have been treated with INTEGRILIN.

     The Company believes that the likely criteria of a successful drug in this category will be (i) high-affinity inhibition of GP IIb-IIIa, (ii) specificity for GP IIb-IIIa relative to other integrins, (iii) an acceptable level of bioavailability, (iv) acceptable half-life, and (v) an acceptable safety profile.

     Multiple chemical classes of small molecule GP IIb-IIIa inhibitors were identified which included compounds that have been found to be orally active in a variety of animal models. A product candidate was chosen by the Company for preclinical development, and a sufficient quantity of this compound has been synthesized to support the Company's initial clinical development program. The Company filed an IND for this compound in late 1996 and initiated Phase I clinical trials in February 1997. In addition to its clinical development program, the Company is continuing its efforts to identify additional orally active GP IIb-IIIa inhibitor compounds. Based upon the preclinical and Phase I clinical data available, the Company plans to continue its clinical program for the oral GP IIb-IIIa product candidate. If this compound is successfully developed and marketed, it will be subject to a royalty payable to Lilly. See "Collaboration Agreements -- Relationship with Lilly."

Venous Thrombosis

     Biology

     The composition of a thrombus in a vein differs from that of a thrombus in an artery. Arterial thrombosis occurs in rapidly flowing blood and tends to be initiated by platelets. By contrast, a thrombus in a vein is composed primarily of fibrin and red blood cells in addition to platelets. Fibrin is generated by thrombin synthesized as a result of restricted blood flow through veins.

     The Company is pursuing several approaches for the treatment of venous thrombosis. These approaches are designed to inhibit thrombin synthesis or to inhibit other elements of the coagulation process that lead to thrombin generation. The Company's programs in this area focus on identifying agents to inhibit the activity of the prothrombinase complex, the enzyme responsible for production of thrombin. Interrupting the activity of this complex may arrest coagulation, thrombosis and other potentially pathological conditions caused by thrombin. One of the critical components of the prothrombinase complex, factor Xa, is the enzyme responsible for converting prothrombin into active thrombin. The Company believes that compounds identified through such approaches may also have applications in the treatment of acute arterial thrombosis and restenosis and plans to evaluate certain of these compounds for such applications.

Disease and Markets -- Acute and Chronic Care

     Deep Vein Thrombosis and Pulmonary Embolism. Over 270,000 hospitalized patients in the United States are diagnosed with deep vein thrombosis and pulmonary embolism annually. Thrombosis, primarily in the pelvic and leg veins, can occur after surgery (particularly joint replacement surgery), injury, immobilization or increased intra-abdominal pressure. Over 330,000 hip and knee replacements were performed in the United States in 1995. Fragments of blood clots from veins can embolize (or migrate) to pulmonary arteries, leading to impaired oxygenation, acute right heart failure or pulmonary infarction. Left untreated, approximately 25% of patients with pulmonary embolism die. Estimates for the number of patients in the United States who are candidates for prophylaxis against deep vein thrombosis and pulmonary embolism exceed two million annually.

Factor Xa Inhibitor Program

     The Company has identified the factor Xa/prothrombinase complex as a target for small molecule inhibitors. The prothrombinaise complex catalyzes the conversion of prothrombin to thrombin. The Company believes that this mechanism of action, specific factor Xa blockade, offers the possibility for a safer and potentially more efficacious approach to arterial and venous thrombosis than is presently available with agents that inhibit both thrombin activity and generation (heparin and low molecular weight heparin). COR scientists have discovered multiple chemical classes of novel small molecule inhibitors with high potency and specificity which have been shown to block both arterial and venous thrombosis in various animal models. In these models, the bleeding risk of these inhibitors compared favorably with agents such as low molecular weight heparin and heparin. A clinical need exists in the prophylaxis of venous thrombosis. This is particularly true in the setting of hip and knee replacement surgery where there remains a greater than 15% incidence of deep vein thrombosis despite current therapy of either heparin in combination with coumadin or low molecular weight heparin. A lead compound that can be administered either intravenously or subcutaneously is currently in preclinical development at COR. The Company plans to file an IND on this compound and begin its clinical trial program in 1998.

     In addition to its preclinical development compound, the Company is continuing research to identify orally active factor Xa inhibitors and has identified potential lead candidates. The development of either parenteral or orally active inhibitors in this class may have application in both the venous and arterial markets and may offer significant clinical advantages over presently available agents such as heparin or coumadin.

Restenosis

     Biology

     Interventional procedures such as angioplasty disrupt the endothelial cell lining of an artery and further damage the arterial wall. This injury exposes atherosclerotic plaque and healthy arterial tissue to the flowing blood, causing thrombosis at the site of injury. Platelets that have adhered at this site, as well as white cells that are attracted to the site of injury, secrete growth factors that promote cell growth and injury healing. Smooth muscle cell migration into the intima mediated by growth factors such as platelet-derived growth factor ("PDGF") is thought to play an important role in the intimal proliferation that follows vascular injury such as that induced by balloon angioplasty. Restenosis is a complex process of mechanical factors including vasoconstriction and remodeling of the arterial wall which can also contribute to lumen narrowing. Restenosis can occur when smooth muscle cells migrate from the inner layers of the cell wall to the injured surface of the artery and rapidly proliferate, causing the artery to narrow.

     Multiple growth factors induce the migration and/or proliferation of smooth muscle cells. Experiments in animal models have demonstrated that three such potential factors in mediating the growth and migration of smooth muscle cells are PDGF, fibroblast growth factor ("FGF") and thrombin, and that antibodies that block the action of PDGF and FGF can specifically inhibit the vascular response to injury. Independent studies have demonstrated that the growth-promoting effects of PDGF and FGF are mediated by receptors located on smooth muscle cells. Studies have also demonstrated in animal models that induced injury to arteries can significantly increase the number of PDGF receptors on smooth muscle cells in the blood vessel wall. The Company has exclusively licensed certain patent rights to PDGF and FGF receptors from the Regents of the University of

California, although there can be no assurance that these licenses will provide effective protection against competitors. See "Patents, Proprietary Rights and Licenses."

Disease and Markets

     Approximately 480,000 coronary angioplasty procedures were performed in the United States in 1995. These procedures are generally successful in immediately increasing blood flow, but may not have prolonged efficacy. Independent studies indicate that up to 30% of coronary angioplasty patients suffer a significant renarrowing of the vessel within three to six months of the procedure. Restenosis rates have declined recently with the rapid acceptance of coronary stenting to accompany coronary angioplasty, perhaps by preventing the mechanical factors which promote restenosis. Interventional cardiologists are expected to continue to embrace this relatively new procedure. Since the occurrence of restenosis is unpredictable, whether or not coronary stents are deployed, the Company believes that if an effective treatment for restenosis were available, it might be utilized on a prophylactic basis in substantially all coronary angioplasty procedures. Moreover, coronary stenting is still complicated by the occurrence of restenosis, particularly in smaller vessels. Recent studies have suggested that the principal mechanism of restenosis in stented coronary arteries is neointimal proliferation rather than remodeling and/or constriction of the stented vessel.

Growth Factor Receptor Antagonist Program

     The Company's growth factor inhibitor program is directed toward the discovery of protein and small molecule inhibitors of certain growth factor receptor inhibitors in the tyrosine kinase family. In November 1992, the Company entered into a collaboration agreement with Kyowa Hakko focused on the discovery and development of small molecule pharmaceuticals, primarily for the prevention of restenosis following angioplasty. The collaboration targets certain growth factor receptors. In late 1995, this collaborative research program was extended through November 1997. The Company and Kyowa Hakko have identified multiple classes of small molecule agents that specifically block the tyrosine kinase activity of the target receptors and are long acting and bioavailable. COR and Kyowa Hakko are evaluating lead compounds in animal models and are pursuing the preclinical development of a specific protein growth factor inhibitor. In 1996, the program was expanded to include the development of certain identified protein factor inhibitors. Potential clinical indications include restenosis, as well as the prevention of neo-vascularization such as that seen in diabetic retinopathy. See "Collaboration Agreements -- Relationship with Kyowa Hakko."

Thrombin Receptor Inhibitor Program

     The Company's thrombin receptor inhibitor program is directed toward the discovery of agents for the treatment of arterial thrombosis and restenosis and may also address certain non-cardiovascular diseases. Thrombin is an enzyme that has multiple effects on cells and proteins within the vasculature and is the most potent activator of platelets. Thrombin mediates cellular events through interactions with at least one protease activated G protein-linked receptor found on platelets, as well as on most vascular cells, including smooth muscle and endothelial cells. In December 1993, the Company and Ortho entered into a worldwide collaboration to research, develop and commercialize thrombin receptor agonists and antagonists. In 1996, Ortho exercised its option to extend the research term and has advised the Company that the extension will be until December 1998. The Company and Ortho have investigated a variety of approaches to identify compounds that agonize or antagonize the thrombic receptor, have identified lead compounds and are evaluating these compounds. The Company has an exclusive, worldwide license from the Regents of the University of California to certain patent rights relating to the thrombin receptor. See "Collaboration Agreements -- Relationship with Ortho."

     In addition to the collaboration with Ortho, the Company is investigating a novel member of the class of protease-activated G protein-linked receptors to which it has obtained exclusive worldwide rights. See "Patents, Proprietary Rights and Licenses."

Platelet ADP Receptor Program

     A specific receptor exists for ADP on the surface of platelets that plays a key role in promoting platelet activation and aggregation. COR has successfully identified a lead compound of novel structure that specifically binds to this receptor and blocks ADP-induced platelet aggregation. Chemical modification of this compound is now underway in an attempt to develop oral, long-acting inhibitors of this platelet activation pathway. Such a molecule might provide a safe and effective means for preventing acute and chronic arterial diseases.

Myocardial Signal Transduction Program

     The Company has initiated a research program directed toward the unmet clinical needs of patients with heart failure. Heart failure is viewed as a progressive disease typically initiated by a singular insult such as myocardial infarction. Thereafter, cardiac dilatation representing dysfunction of the remaining normal myocardium ensues. COR is focusing on particular molecular targets in a specific signaling pathway as a site for intervention. This program may also have application in the treatment of acute and chronic coronary syndromes.

Integrin Signaling Program

     The Company has initiated a research program to discover mechanisms of integrin signal transduction. This effort is being conducted in collaboration with investigators at the Scripps Research Foundation. Integrins play a key role in modulating not only cell migration and shape but also growth and differentiation, thus placing them at a central location in a variety of disease processes. The Company believes that inhibitors of these integrin signaling pathways may be useful for the treatment or prevention of a wide variety of disorders including thrombosis, inflammation, atherosclerosis and tumor metastasis.

Non-cardiovascular Research Applications

     The Company's research has resulted in the identification of compounds with potential non-cardiovascular applications. The Company believes certain of its growth factor inhibitors may have applications in treating certain other disorders which involve cell proliferation, such as cancer, glomerulonephritis, and pulmonary fibrosis. The Company has identified other compounds with potential applications in the areas of wound healing, tumor metastasis and osteoporosis. The Company intends to pursue such opportunities and seek collaboration partners to develop and commercialize any potential product opportunities where appropriate.

DRUG DISCOVERY CAPABILITIES

     To achieve its drug discovery objectives, the Company has established advanced capabilities in several key technology areas:

  Cardiovascular Biology

     The Company's scientists and advisors have contributed to a number of the key advances in the scientific understanding of thrombosis, restenosis and heart failure. The Company has applied this expertise in its choice of specific disease targets and in the creation of its drug discovery strategies. Thus far, the Company's major focus has been on thrombosis, the process underlying the syndromes of acute myocardial infarction, unstable angina and restenosis, the process of vascular smooth muscle cell proliferation following PTCA or other vascular interventional procedures. COR scientists have targeted several of the potential mechanisms which regulate intravascular thrombosis or restenosis, including the platelet, the coagulation factor cascade, and the vascular wall. COR's approach has been to understand the pathophysiology of the disease process itself, and then to identify and characterize molecular targets for which an agonist or antagonist might have a positive therapeutic impact.

  High Throughput Screening

     The Company has applied its biological expertise to develop a variety of novel molecular assays suitable for high throughput screening. For each high throughput screening assay developed, numerous secondary assays for confirming in vitro activity and specificity are also developed. The Company's screening library consists of compounds either developed internally or purchased from commercial and academic groups. The Company uses computer-based algorithms to model molecular diversity in order to maximize the overall diversity of its compound library. High throughput screening using multiple proprietary assays against the Company's molecular targets is currently ongoing at the Company.

  Medicinal Chemistry

     The Company has established small organic molecule synthesis capabilities. These capabilities use both structure-based design principles and traditional analog synthetic approaches directed at small molecules discovered through screening of organic molecule libraries in COR's proprietary assays. The Company has recently initiated a combinatorial chemistry program. The Company believes it has developed particular expertise in the ability to develop small molecule organic compounds that mimic the activity of peptide leads using structure-based design approaches. This capability enables the Company to more effectively generate compounds with appropriate pharmaceutical properties, such as oral bioavailability and a prolonged half-life.

  Animal Model Studies

     The Company has established an important internal capability in the area of animal models. The Company uses a variety of animal models, including proprietary internally developed models, that are relevant to the Company's disease targets. In addition, the Company works closely with outside consultants and laboratories in other areas, such as the development of knock-out and transgenic models, and the evaluation of compounds in primate models. Using internal and external capabilities, compounds with therapeutic potential can be rapidly evaluated in multiple complementary models to assess their activity.

COLLABORATION AGREEMENTS

     The Company evaluates, on an ongoing basis, potential collaborations with other companies where such relationships may complement and expand the Company's research, development, sales or marketing capabilities.

  Relationship with Schering

     In April 1995, the Company entered into a collaboration agreement with Schering to develop and commercialize INTEGRILIN on a worldwide basis. Schering paid the Company a $20 million licensing fee upon signing the agreement. Schering has agreed to pay the Company milestone payments of up to an additional $80 million if specified development goals are achieved.

     Under the agreement, decisions regarding the ongoing development and marketing of INTEGRILIN are generally subject to the oversight of a Joint Steering Committee with equal membership from the two companies, although certain development decisions are allocated specifically to COR, and in those markets where Schering has exclusive marketing rights, Schering has decision-making authority with respect to marketing issues. Schering participates in and shares the costs of developing INTEGRILIN. The parties work closely with each other in connection with regulatory matters, although COR retains primary responsibility for filings in the United States and Canada, while Schering has primary responsibility for such filings elsewhere in the world.

     Both parties will have the right to co-promote INTEGRILIN in the United States and Canada and share profits, if any, in these countries. In Europe, Schering has the right to launch the product as an

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

exclusive licensee on a royalty-bearing basis for a period of time to be determined as provided in the agreement. Following this initial period, COR has the right to co-promote the product in Europe and share profits. In all co-promotion territories, the exact profit-sharing ratio between the companies will depend on the amount of sales effort contributed by each company. Outside of the United States, Canada and Europe, Schering is the exclusive licensee on a royalty-bearing basis. As part of this collaboration, Schering has granted an option to the Company to co-promote in the United States an existing Schering cardiovascular product for a limited period of time, as a mechanism to help defray the costs of developing a new sales force and to help integrate the COR and Schering sales forces. Under the terms of the agreement, both parties have certain rights to terminate for breach. In addition, Schering has the right to terminate the agreement in the event that an initial regulatory approval is not received by December 31, 2004 in at least one of the specified major countries.

  Relationship with Ortho

     In December 1993, the Company entered into a collaboration agreement with Ortho, focusing on the joint discovery, development and commercialization of novel pharmaceuticals that may result from collaborative research on the thrombin receptor. The Company and Ortho each provided specified levels of internal resources to the collaborative research over the initial three-year research term. In 1996, Ortho exercised its option to extend the research term and has advised the Company that the extension will be until December 1998. In connection with the extension of the agreement, Ortho made a one time payment to the Company of $2.4 million in 1996 for research to be performed during the remaining term of the contract.

     If products arise from this collaboration, Ortho will make development milestone payments to the Company. In addition, the Company and Ortho may each
(i) participate in development of products under the collaboration and share equally in the development costs on a worldwide basis, (ii) participate equally in the commercialization of co-developed products (with the Company's rights of commercialization to be limited to specified countries, including the major countries of Europe, and in North America, Japan and Australia), and (iii) share equally in profits or losses from any co-developed products in those countries where the parties jointly commercialize the products. If either party decides not to participate in the development of a product under the collaboration, or does not participate in the commercialization of such product in one or more countries, that party would receive royalties based on product sales.

     In connection with the collaboration with Ortho, in January 1994, the Company sold to Johnson & Johnson Development Corporation ("JJDC"), a subsidiary of Johnson & Johnson, 533,333 shares of Common Stock at $15.00 per share, for an aggregate purchase price of $8 million, in a private placement. In September 1996, Ortho exercised its option to extend the term of the agreement, and pursuant to the terms of the original agreement, the Company sold JJDC an additional 399,106 shares of Common Stock at $10.02 per share for an aggregate purchase price of $4 million, also in a private placement.

  Relationship with Kyowa Hakko

     In November 1992, the Company entered into a collaboration agreement with Kyowa Hakko focused on the discovery and development of small molecule pharmaceuticals, primarily for the prevention of restenosis following angioplasty. The collaboration targets a defined class of growth factor inhibitors. In late 1995, this collaborative research program was extended for a period of time continuing through November 1997. In December 1996, the collaboration was expanded to include the development of certain identified protein growth factor inhibitors. Both companies have committed significant internal resources to all phases of research. The Company has exclusive development and marketing rights in the United States for any products resulting from the collaboration, and Kyowa Hakko has exclusive development and marketing rights in Asia for any such products. The two companies have agreed to develop and commercialize jointly any such products on a shared economic basis in the rest of the world. The agreement further provides that Kyowa Hakko will have the exclusive right to develop and commercialize small molecule products for indications related solely to a single, defined non-cardiovascular disease indication outside of the United States.

     In addition, under the terms of the agreement, Kyowa Hakko has certain rights to supply bulk material for the manufacture of any products resulting from the collaboration, and the Company has agreed to purchase its requirements for such material from Kyowa Hakko. If Kyowa Hakko is unable to provide the Company with adequate supplies of any material, the Company is entitled to seek alternate suppliers. However, there can be no assurance that alternative supply arrangements can be established on a timely or commercially reasonable basis, if at all.

  Relationship with Lilly

     In May 1991, the Company entered into a collaborative research agreement with Lilly in the field of platelet aggregation inhibitors. This agreement was modified in May 1993 and the research term expired at the end of April 1996. The research collaboration with Lilly did not include INTEGRILIN. Under this collaboration, two compounds were designated for development. A lead parenteral product had entered Phase II clinical trials and a lead oral compound had entered preclinical development in anticipation of the filing of an IND. In 1995, Lilly advised the Company of its desire, based on a review of its product development portfolio, to discontinue its participation in the development of these compounds. Under the terms of a November 1996 amendment, the Company now has the exclusive worldwide right to develop and commercialize several defined classes of compounds, including the two compounds referenced above, subject to a royalty to Lilly. Under the original agreement and the amendment between the parties, COR and Lilly have shared rights with respect to all other compounds which were the subject of the collaborative research.

  Research Collaborations

     The Company is actively engaged in collaborations with consultants at a number of universities and medical centers in a number of areas including integrin signaling, myocardial signal transduction, animal models of thrombosis, thrombolysis and restenosis, molecular biology of growth factor receptors and x-ray crystallography.

     While the Company believes its agreements with its ongoing collaborators provide incentives to all parties, there can be no assurance that the relationships will be successful. Although under its current arrangements the Company and its collaborators will work exclusively with each other within a defined field for a defined period, there can be no assurance that a collaborator or collaborators will not terminate its agreement with the Company or pursue alternative products, therapeutic approaches or technologies as a means of developing treatments for the diseases targeted by the Company. Even if a collaborator continues its participation in its program with the Company, it may nevertheless determine not to actively pursue the development or commercialization of any particular product or product opportunity. In such event, the Company's ability to pursue such potential products could be severely limited.

COMPETITION

     Due to the incidence and severity of cardiovascular diseases, the market for therapeutic products that address such diseases is large, and competition is intense and expected to increase. The Company's most significant competitors are major pharmaceutical companies and more established biotechnology companies, which have significant resources and expertise in research and development, manufacturing, testing, obtaining regulatory approvals and marketing. Emerging pharmaceutical and biotechnology companies may also prove to be significant competitors, particularly through collaboration arrangements with large pharmaceutical companies. Many of these competitors have cardiovascular products approved or in development, and operate large, well-funded cardiovascular research and development programs. Furthermore, academic institutions, governmental agencies, and other public and private research organizations conduct research, seek patent protection and establish collaboration arrangements for product and clinical development and marketing in the cardiovascular disease field and other areas being targeted by the Company. In addition, these companies and institutions compete with the Company in recruiting and retaining highly qualified scientific and management personnel.

     The Company is aware of products in research or development by its competitors that address all of the diseases and disorders being targeted by the Company, and any of these products may compete with potential products being developed by the Company, depending upon the indication for which each such product is approved. In particular, many of the Company's competitors have programs specifically designed to develop parenteral and oral GP IIb-IIIa inhibitors. One of these companies has a monoclonal antibody-based parenteral GP IIb-IIIa inhibitor, abciximab, that has received regulatory approval, was introduced in 1995 and is being developed by Centocor, Inc. and marketed by Lilly. In addition to abciximab, at least one other parenteral GP IIb-IIIa antagonist, tirofiban, is being studied in clinical trials by Merck. Merck has completed multiple Phase III trials of this inhibitor and has announced its intention to seek marketing approval. Orally available GP IIb-IIIa inhibitors are being developed by a number of pharmaceutical companies with agents at various stages of development. The Company believes these compounds are not likely to represent direct competition for injectable products as they are being designed for chronic therapies and are expected to be dosed to have a lesser anti-platelet effect and to be designed to have a long biological half life. There can be no assurance that these competitors will not succeed in developing products or technologies that are more effective than those being developed by the Company or that would render the Company's technology obsolete or noncompetitive.

     Any product which the Company succeeds in developing and for which it gains regulatory approval must then compete for market acceptance and market share. For certain of the Company's potential products, an important competitive factor will be the timing of market introduction of competitive products. Accordingly, important competitive factors will be the relative speed with which companies can develop products, complete the clinical testing and approval processes and supply commercial quantities of the product to the market. With respect to clinical testing, competition may also delay progress by limiting the number of clinical investigators and patients available to test the Company's potential products.

     In addition to the above factors, competition is based on product efficacy, safety, the timing and scope of regulatory approvals, availability of supply, marketing and sales capability, reimbursement coverage, price and patent position.

MARKETING AND SALES STRATEGY

     The Company's strategy is to market products for which it obtains approval either directly or through co-promotion arrangements or other licensing arrangements with pharmaceutical or biotechnology companies. The Company's products under development are targeted towards the acute care as well as the chronic care markets. The Company intends to retain selected North American and European marketing rights for products where appropriate.

     COR and Schering will launch, market and co-promote INTEGRILIN in the United States and Canada, if approved. Schering has the right to launch INTEGRILIN in Europe and would pay the Company royalties for a specified initial period, after which the Company would have the right to co-promote and share any resulting profits. Schering, through its Key Pharmaceuticals Division ("Key Pharmaceuticals"), markets to the cardiology community with established products. The Company believes Schering's commercial presence with the clinical cardiologist will provide support to the commercialization of INTEGRILIN.

     The primary target customer groups for INTEGRILIN will be interventional cardiologists, clinical cardiologists and emergency room physicians. In addition, hospital pharmacy directors and formulary members will be important as well as nurses and nonmedical audiences who affect buying decisions. See
"-- Collaboration Agreements -- Relationship with Schering."

     COR intends to hire its own marketing and sales organization for the launch of INTEGRILIN in the United States and Canada. COR and Key Pharmaceuticals will focus on hospitals as well as office-based cardiologists in the United States and Canada. The Company believes that the combined sales forces will be able to effectively address this market. The direct sales force selling effort will be supplemented by educational, advertising and promotional programs.

     The Company has not developed a specific commercialization plan with respect to other potential products. Implementation will depend in large part on the market potential of any product candidates, as well as on the Company's financial resources. The Company may establish co-promotion, corporate partner or other arrangements for the marketing and sale of certain of its products and in certain geographic markets. There can be no assurance that the Company will be successful in establishing such arrangements, or that these arrangements will result in the successful marketing and sales of the Company's products, if any.

     Sales of the Company's products in development will be dependent in part on the availability of reimbursement from third-party payors, such as government and private insurance plans. The Company plans to meet with administrators of these plans to discuss the potential medical benefits and cost-effectiveness of its products. The Company believes this approach may assist in obtaining reimbursement authorization for its products from these third-party payors. There can be no assurance that the Company will be able to establish its own marketing and sales force for INTEGRILIN or its other potential products, or that any such sales force, if established, would be successful.

PROCESS DEVELOPMENT AND MANUFACTURING

     The Company relies primarily on third-parties for the manufacture of INTEGRILIN and other product candidates for preclinical and clinical purposes. Currently, the Company has no manufacturing facilities for either the commercial production of bulk drug substances or the manufacture of final dosage forms. The Company believes that all of its existing compounds can be produced using established manufacturing methods, including cell culture, fermentation or traditional pharmaceutical synthesis. The Company has established a quality control program, including a set of standard operating procedures, intended to ensure that the Company's compounds are manufactured in accordance with cGMP, the requirements of the California State Board of Pharmacy and other applicable regulations. See "-- Government Regulation."

     Production of INTEGRILIN, both for future clinical trials and for possible commercialization, will be done through contract manufacturers. The Company believes that material that has been produced by contract manufacturers has been done in conformity with applicable regulatory requirements. The Company believes the contracted supply of INTEGRILIN is sufficient to conduct future clinical trials and initial commercial launch as currently planned. The Company is working with its vendors on capacity forecasts and planning, with the objective of assuring adequate supply. The Company has established long-term supply arrangements with a bulk product supplier and with a supplier for the filling and final packaging of INTEGRILIN. In addition, the Company has qualified a second manufacturer of bulk product and has transferred the necessary process technology to that manufacturer. The Company's manufacturing plans include the addition of capacity both with its existing suppliers and with secondary manufacturers of bulk and finished product. There can be no assurance that agreements with alternative contract manufacturers can be reached if required, on a timely basis, or at all.

     The manufacture of the Company's compounds is based in part on technology that the Company believes to be proprietary. Contract manufacturers may utilize their own technology, the technology of the Company or that of third parties. Successful technology transfer is needed to ensure success with potential secondary suppliers. There can be no assurance that such manufacturers will abide by any limitations or confidentiality restrictions in licenses with the Company. In addition, any such manufacturer may develop process technology related to the manufacture of the Company's compounds that such manufacturer owns either independently or jointly with the Company. This would increase the Company's reliance on such manufacturer or require the Company to obtain a license from such manufacturer in order to have its products manufactured. There can be no assurance that any such license would be available on terms acceptable to the Company, if at all. There can be no assurance that the arrangements with third-party manufacturers will be successful. In connection with the commercialization of its products, the Company may establish multiple third-party manufacturing sources on commercially reasonable terms for its products. There can be no assurance that the Company will be able to establish such sources, or, if such sources are established, that the sources will be successful.

PATENTS, PROPRIETARY RIGHTS AND LICENSES

     The Company's policy is to file patent applications to protect technology, inventions and improvements that are important to the development of its business. The Company also relies upon trade secrets, know-how, continuing technological innovations and licensing opportunities to develop and maintain its competitive position. The Company plans to prosecute and defend its patent applications aggressively, including any patents that may issue, as well as its proprietary technology. The Company has filed, or has licensed exclusively, a series of related patent applications with respect to each of its product candidates in development.

     The Company's success will depend in part on its ability to obtain patent protection for its product candidates both in the United States and in other countries. The Company has patents or has filed applications for patents covering many of its products (including INTEGRILIN) and processes, including patent applications covering various aspects of the Company's platelet aggregation inhibitor, growth factor receptor and venous thrombosis programs, as well as other programs. Many of the patents or applications include composition of matter claims relating to a number of the Company's compounds.

     The patent positions of pharmaceutical and biotechnology firms, including the Company, are uncertain and involve complex legal and factual questions. In addition, the coverage claimed in a patent application can be significantly reduced before the patent is issued. Consequently, the Company does not know whether any of its applications will result in the issuance of patents or, if any patents are issued, whether they will provide significant proprietary protection or will be circumvented or invalidated. Since patent applications in the United States are maintained in secrecy until patents issue, and since publication of discoveries in the scientific or patent literature often lags behind actual discoveries, the Company cannot be certain that it was the first creator of inventions covered by its pending patent applications or that it was the first to file patent applications for such inventions. Moreover, the Company may have to participate in interference proceedings declared by the USPTO to determine priority of invention, which could result in substantial cost to the Company, even if the eventual outcome is favorable to the Company. There can be no assurance that the Company's patents, if issued, would be held valid by a court of competent jurisdiction. An adverse outcome could subject the Company to significant liabilities to third parties, require disputed rights to be licensed from third parties or require the Company to cease using such technology.

     The development of therapeutic products for cardiovascular applications is intensely competitive. A number of pharmaceutical companies, biotechnology companies, universities and research institutions have filed patent applications or received patents in this field. Some of these applications are competitive with the Company's applications, or conflict in certain respects with claims made under applications that cover one or more of the Company's programs. Such conflict could result in a significant reduction of the coverage of the Company's patents, if issued, which could materially adversely affect the Company's prospects. In addition, if patents are issued to other companies that contain competitive or conflicting claims and such claims are ultimately determined to be valid, no assurance can be given that the Company would be able to obtain licenses to these patents at a reasonable cost, or develop or obtain alternative technology.

     The Company also relies upon trade secret protection for its confidential and proprietary information. No assurance can be given that others will not independently develop substantially equivalent proprietary information and techniques or otherwise gain access to the Company's trade secrets or disclose such technology, or that the Company can meaningfully protect its trade secrets.

     It is the Company's policy to require its employees, consultants, outside scientific collaborators, sponsored researchers and other advisors to execute confidentiality agreements upon the commencement of employment or consulting relationships with the Company. These agreements provide that all confidential information developed or made known to the individual during the course of the individual's relationship with the Company is to be kept confidential and not disclosed to third parties except in specific circumstances. In the case of employees, the agreements provide that all inventions conceived by the individual shall be the exclusive property of the Company. There can be no assurance, however, that these agreements will provide meaningful protection or adequate remedies for the Company's trade secrets in the event of unauthorized use or disclosure of such information.

     The Company has obtained licenses from a number of universities, companies and research institutions to technologies, processes and compounds that it believes may be important to the development of its products. These agreements require the Company to pay license maintenance fees and, upon commercial introduction of certain products, pay royalties. These include an exclusive license agreement with the Regents of the University of California which may be canceled or converted to a non-exclusive license if specified milestones are not achieved. There can be no assurance that any of these licenses will provide effective protection against the Company's competitors.

GOVERNMENT REGULATION

     The production and marketing of the Company's products and its ongoing research and development activities are subject to extensive regulation by numerous government authorities in the United States and other countries. Prior to marketing in the United States, any product developed by the Company must undergo rigorous preclinical testing and clinical trails and an extensive regulatory approval process implemented by the FDA under the FDC Act. Satisfaction of such regulatory requirements, which includes demonstrating that the product is both safe and effective, typically takes several years or more depending upon the type, complexity and novelty of the product, and requires the expenditure of substantial resources. Preclinical studies must be conducted in compliance with GLP regulations. Clinical testing must meet requirements for IRB oversight and informed consent, as well as FDA prior review, oversight and GCP regulations. The Company has limited experience in conducting and managing the clinical trials necessary to obtain regulatory approval. Furthermore, the Company or the FDA may suspend clinical trials at any time if either believes that the subjects participating in such trials are being exposed to unacceptable health risks.

     The steps ordinarily required before a drug may be marketed in the United States include (a) preclinical testing and clinical trials; (b) the submission to the FDA of an IND, which must become effective before clinical trials may commence; (c) adequate and well-controlled clinical trials to establish the safety and efficacy of the drug; (d) the submission to the FDA of an NDA; and
(e) FDA approval of the applications, including approval of all product labelling.

     Preclinical testing includes laboratory evaluation of product chemistry, formulation and stability, as well as animal studies to assess the potential safety and efficacy of each product. The results of the preclinical tests are submitted to the FDA as part of an IND and are reviewed by the FDA before the commencement of clinical trials. Unless the FDA objects to an IND, the IND will become effective 30 days following its receipt by the FDA. There can be no assurance that submission of an IND will result in FDA authorization to commence clinical trials or that the lack of an objection means that the FDA will ultimately approve an application for marketing approval.

     Before receiving FDA approval to market a product in accordance with the above procedures, the Company will have to demonstrate that the product is safe and effective. Data obtained from preclinical testing and clinical trials are susceptible to varying interpretations which could delay, limit or prevent regulatory approvals. In addition, delays or rejections may be encountered based upon additional government regulation from future legislation or administrative action or changes in FDA policy during the period of product development, clinical trials and FDA regulatory review. Similar delays may also be encountered in foreign countries. There can be no assurance that even after such time and expenditures, regulatory approval will be obtained for any products developed by the Company. If regulatory approval of a product is granted, such approval will be limited to those specific segments of the population for which the product is effective, as demonstrated through clinical trials. Furthermore, approval may entail ongoing requirements for post-marketing studies. There can be no assurance that any product developed by the Company alone or in conjunction with others will prove to be safe and efficacious in clinical trials and will meet all of the applicable regulatory requirements needed to receive or maintain marketing approval.

     Outside the United States, the Company's ability to market a product is contingent upon receiving marketing authorization from the appropriate regulatory authorities. The requirements governing the conduct of clinical trials, marketing authorization, pricing and reimbursement vary widely from country to country. At present, foreign marketing authorizations are applied for at a national level, although within the EU, procedures are available to companies wishing to market a product in more than one EU member state. If the regulatory authorities are satisfied that adequate evidence of safety, quality and efficacy has been presented, a marketing authorization will be granted. This foreign regulatory approval process includes all of the risks associated with FDA approval set forth above.

     In addition, among the conditions for FDA approval of a pharmaceutical product is the requirement that the manufacturer's (either the Company's own or a third-party manufacturer's) quality control and manufacturing procedures conform to cGMP which must be followed at all times. The FDA enforces cGMP requirements through periodic unannounced inspections. There can be no assurance that the FDA will determine that the facilities and manufacturing procedures of the Company or any third-party manufacturer of the Company's products candidates will conform to cGMP requirements. Additionally, the Company or its third-party manufacturers must pass a preapproval inspection of manufacturing facilities by the FDA before obtaining marketing approval. Failure to comply with applicable regulatory requirements may result in penalties such as restrictions on a product's marketing or withdrawal of a product from the market.

     The FDA's policies may change and additional governmental regulations may be promulgated which could prevent or delay regulatory approval of the Company's potential products. The Company is unable to predict the likelihood of adverse governmental regulation which might arise from future legislation or administrative action, either in the United States or abroad. Furthermore, the Company or the FDA may suspend clinical trials at any time if it believes that the subjects participating in such trials are being exposed to unacceptable health risks. There can be no assurance that the Company will not encounter problems in clinical trials which will cause the Company or the FDA to delay or suspend clinical trials.

PHARMACEUTICAL PRICING AND REIMBURSEMENT

     In both domestic and foreign markets, sales of the Company's proposed products will depend in part upon the availability of reimbursement from third-party payors, such as government health administration authorities, managed care providers, private health insurers and other organizations. In addition, other third-party payors are increasingly challenging the price and cost effectiveness of medical products and services. Significant uncertainty exists as to the reimbursement status of newly approved health care products. In many major markets outside the United States, pricing approval is required before sales can commence. There can be no assurance as to what price can be obtained or whether government-approved prices, once established, may not be reduced in subsequent years. There can be no assurance that the Company's proposed products will be considered cost effective or that adequate third-party reimbursement will be available to enable the Company to maintain price levels sufficient to realize an appropriate return on its investment in product development. Legislation and regulations affecting the pricing of pharmaceuticals may change before the Company's proposed products are approved for marketing. Adoption of such legislation could further limit reimbursement for medical products. If adequate coverage and reimbursement levels are not provided by the government and third-party payors for the Company's potential products, the market acceptance of these products would be adversely affected, which would have a material adverse effect on the Company's business, financial condition and results of operations.

INSURANCE

     The testing, marketing and sale of human pharmaceuticals expose the Company to significant and unpredictable risks of product liability claims in the event that the use of its technology or products is alleged to have resulted in adverse effects. Such risks will exist even with respect to any products that receive regulatory approval for commercial sale. While the Company has obtained liability insurance for its clinical trials for INTEGRILIN and other product candidates in clinical trials, there can be no assurance that it will be sufficient to satisfy any liability that may arise. There can be no assurance that adequate insurance coverage will be available in the future at acceptable cost, if at all, or that a product liability claim would not adversely affect the business or financial condition of the Company.

EMPLOYEES

     As of September 1, 1997, the Company had 160 full-time employees, of whom 118 were in research and development and 42 were in marketing, general and administrative areas.

     All employees are located at the Company's facility in South San Francisco, California. None of the Company's employees is represented by a collective bargaining agreement. The Company considers its employee relations to be good. The Company's policy is to enter into confidentiality agreements with its employees and consultants.

FACILITIES

     The Company leases and occupies facilities consisting of approximately 100,000 square feet of laboratory and office space located in South San Francisco, California. The Company's lease expires in 1999 and contains provisions for one five-year renewal option. The Company expects it will require additional laboratory and office space as it expands its operations. The Company believes that additional space will be available on commercially acceptable terms.

     The Company currently has no production facilities.

                                   MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

     The names of COR's directors and executive officers as of September 1, 1997 and certain information about them is set forth below:

                  NAME                      AGE                  POSITION
- ----------------------------------------    ---     -----------------------------------
Vaughn M. Kailian.......................    53      President, Chief Executive Officer
                                                    and Director
Laura A. Brege..........................    40      Vice President, Finance and Chief
                                                    Financial Officer
R. Lee Douglas, Jr. ....................    46      Vice President, Corporate
                                                    Development and Secretary
Charles J. Homcy, M.D. .................    49      Executive Vice President, Research
                                                    and Development
Mark D. Perrin..........................    41      Executive Vice President,
                                                    Commercial Operations
Shaun R. Coughlin, M.D., Ph.D. .........    43      Director
James T. Doluisio, Ph.D. ...............    61      Director
Jerry T. Jackson(1)(2)..................    56      Director
Ernest Mario, Ph.D.(2)..................    59      Director
Robert R. Momsen(1)(2)..................    50      Director
Lloyd Hollingsworth Smith, Jr., M.D. ...    73      Director
William H. Younger, Jr.(1)..............    47      Director

- ---------------

(1) Member of the Audit Committee

(2) Member of the Compensation Committee

     Vaughn M. Kailian has served as President, Chief Executive Officer and a director of the Company since March 1990. From 1967 to 1990, Mr. Kailian was employed by Marion Merrell Dow, Inc., a pharmaceutical company, and its predecessor companies, in various general management, product development, marketing and sales positions. Mr. Kailian served as Corporate Vice President of Global Commercial Development, Marion Merrell Dow, Inc.; President and General Manager, Merrell Dow USA; Vice President, Marketing and Sales, Merrell Dow USA; and Vice President, Marketing and Sales of Merrell Dow, Europe, Africa. Mr. Kailian holds a B.A. from Tufts University.

     Laura A. Brege has served as Vice President, Finance and Chief Financial Officer of the Company since January 1992. During 1991, Mrs. Brege was Vice President, Finance and Chief Financial Officer of Computer Aided Service, Inc., a manufacturer and marketer of computer systems. From 1988 to 1990, she was Vice President, Finance and Chief Financial Officer of Flextronics, Inc., an electronics manufacturer. From 1982 to 1988, Mrs. Brege held various financial positions at The Cooper Companies, Inc., a multinational pharmaceutical and medical products company, last serving as Treasurer. She holds a B.S. from Ohio University and an M.B.A. from the University of Chicago.

     R. Lee Douglas, Jr. has served as Vice President, Corporate Development of the Company since March 1990, Chief Financial Officer from June 1990 to December 1991 and as Treasurer from March 1988 to May 1991. He became Secretary in May 1991. From the Company's inception until March 1990, Mr. Douglas served as President and a director of the Company. He holds a B.A. from the University of North Carolina at Charlotte and two masters degrees from Harvard University, including an M.B.A.

     Charles J. Homcy, M.D. has served as Executive Vice President, Research and Development of the Company since March 1995. From 1994 until he joined the Company, Dr. Homcy was President of the Medical Research Division of American Cyanamid Company-Lederle Laboratories, a pharmaceutical company (now a division of Wyeth-Ayerst Laboratories). From 1990 until 1994, Dr. Homcy was

Executive Director of the Cardiovascular and Central Nervous System Research Section at Lederle Laboratories, a pharmaceutical company. From 1991 to 1995, Dr. Homcy also served as an attending physician at The Presbyterian Hospital, College of Physicians and Surgeons, at Columbia University in New York. From 1979 to 1990, he was an attending physician at Massachusetts General Hospital and an Associate Professor of Medicine at Harvard Medical School. He received his B.A. and M.D. degrees from the Johns Hopkins University in Baltimore.

     Mark D. Perrin joined the Company as Executive Vice President, Commercial Operations in November 1995. From 1992 until he joined the Company, Mr. Perrin was Vice President, Marketing and Sales, of Burroughs Wellcome Company, a pharmaceutical company. From 1979 to 1992, Mr. Perrin held various sales and marketing positions at American Cyanamid Company-Lederle Laboratories, a pharmaceutical company (now a division of Wyeth-Ayerst Laboratories), last serving as Vice President and General Manager of Lederle Pharmaceuticals. He received his B.S. from Fordham University and a Masters of Management from Northwestern University.

     Shaun R. Coughlin, M.D., Ph.D. has been a director of the Company since September 1994. Dr. Coughlin is a Professor of Medicine at the University of California, San Francisco ("UCSF"), and Director of the Cardiovascular Research Institute at UCSF, where he was an Associate Professor of Medicine from 1992 through 1996. Dr. Coughlin has acted as a consultant to the Company since its inception. Dr. Coughlin is also a member of the editorial boards of Trends in Cardiovascular Medicine and Molecular Medicine.

     James T. Doluisio has been a director of the Company since January 1994. Dr. Doluisio has been Dean and Hoechst-Roussel Professor of Pharmacy at the University of Texas at Austin since 1973. From 1990 to 1995, Dr. Doluisio served as Chairman of the United States Pharmacopeial Convention Board of Trustees. From 1967 to 1973, Dr. Doluisio was Professor and Assistant Dean of the College of Pharmacy at the University of Kentucky.

     Jerry T. Jackson has been a director of the Company since March 1995. Mr. Jackson was employed by Merck & Co., Inc., a pharmaceutical company, from 1965 until his retirement in 1995. From 1993 until his retirement, he served as Executive Vice President of Merck & Co., Inc. In 1994 Mr. Jackson had responsibility for Merck's International Human Health, Worldwide Human Vaccines, the AgVet Division, Astra/Merck U.S. Operations, as well as worldwide marketing. During 1993, he also was President of the Worldwide Human Health Division. Mr. Jackson served as Senior Vice President of Merck & Co., Inc. from 1991 to 1992, and previously was President of Merck Sharp & Dohme International. Mr. Jackson is also a director of SunPharm Corporation, Molecular Biosystems, Inc. and Transcend Therapeutics, Inc.

     Ernest Mario, Ph.D. has been a director of the Company since September 1995. Dr. Mario has been CoChairman and Chief Executive Officer of ALZA Corporation since July 1993. From 1989 to 1993, he was President, Deputy Chairman and Chief Executive Officer of Glaxo Holdings in London. Prior to 1989, Dr. Mario served as President of Glaxo, Inc. in the United States. Dr. Mario is also chairman of Pharmaceutical Product Development, Inc. and a director of ATL Ultrasound, Inc. and Catalytica, Inc.

     Robert R. Momsen has been a director of the Company since April 1989. Since 1982, Mr. Momsen has been a general partner of InterWest Partners, a venture capital management firm. Mr. Momsen is also a director of Arthrocare, Inc., Coulter Pharmaceutical, Inc., Innovasive Devices, Inc., Progenitor, Inc. and Inteq, Inc.

     Lloyd Hollingsworth Smith, Jr., M.D. has been a director of the Company since January 1993. Dr. Smith has been Associate Dean of the School of Medicine at UCSF since 1985. From 1964 to 1985, he was a Professor of Medicine and Chairman of the UCSF Department of Medicine.

     William H. Younger, Jr. has been director of the Company since March 1988. He has been a general partner of Sutter Hill Ventures, a venture capital management company, since 1983. Mr. Younger is also a director of Celeritek, Inc., Forte Software, Inc. and Oacis Healthcare Holdings Corp.

                                  UNDERWRITING

     The Underwriters named below, acting through their representatives, Robertson, Stephens & Company LLC and Hambrecht & Quist LLC (the "Representatives"), have severally agreed, subject to the terms and conditions of the Underwriting Agreement, to purchase from the Company the numbers of shares of Common Stock set forth opposite their names below. The Underwriters are committed to purchase and pay for all such shares if any are purchased.

                                                                                NUMBER OF
                                   UNDERWRITER                                   SHARES
    --------------------------------------------------------------------------  ---------
    Robertson, Stephens & Company LLC.........................................
    Hambrecht & Quist LLC.....................................................

                                                                                ---------
              Total...........................................................
                                                                                =========

     The Representatives have advised the Company that the Underwriters propose to offer the shares of Common Stock to the public at the price to the public set forth on the cover page of this Prospectus and to certain dealers at such price
less a concession of not more than $          per share, of which $          may
be reallowed to other dealers. After the public offering, the public offering price, concession and reallowance to dealers may be reduced by the Representatives. No such reduction shall change the amount of proceeds to be received by the Company as set forth on the cover page of this Prospectus.

     The Company has granted to the Underwriters an option, exercisable during the 30-day period after the date of this Prospectus, to purchase up to 375,000 additional shares of Common Stock at the same price per share as the Company will receive for the 2,500,000 shares that the Underwriters have agreed to purchase. To the extent that the Underwriters exercise such option, each of the Underwriters will have a firm commitment to purchase approximately the same percentage of such additional shares that the number of shares of Common Stock to be purchased by it shown in the above table represents as a percentage of the 2,500,000 shares offered hereby. If purchased, such additional shares will be sold by the Underwriters on the same terms as those on which the 2,500,000 shares are being sold.

     The Underwriting Agreement contains covenants of indemnity among the Underwriters and the Company against certain civil liabilities, including liabilities under the Securities Act and liabilities arising from breaches of representations and warranties contained in the Underwriting Agreement.

     Each executive officer of the Company has agreed with the Representatives that for the 30 days after the date of this Prospectus (the "Lock-Up Period") each will not offer to sell, contract to sell, or otherwise sell, dispose of, loan, pledge or grant any rights with respect to any shares of Common Stock, any options or warrants to purchase any shares of Common Stock, or any securities convertible into or exchangeable for shares of Common Stock owned as of the date of this Prospectus or thereafter acquired directly by such holder with respect to which each has or hereinafter acquires the power of disposition, without the prior written consent of Robertson, Stephens & Company LLC. However, Robertson, Stephens & Company LLC may, in its sole discretion at any time or from time to time, without notice, release all or any portion of the securities subject to the lock-up agreements. Approximately 170,373 shares of the Company's Common Stock are subject to the lock-up agreements. In addition, the Company has agreed that for a period of 90 days after the date of this Prospectus, it will not, without the prior written consent of Robertson, Stephens & Company LLC, issue, sell, contract to sell or otherwise dispose of any shares of Common Stock, any options or warrants to purchase any shares of Common Stock or any securities convertible into, exercisable for or exchangeable for shares of Common Stock, other than the issuance of Common Stock upon the exercise of outstanding options and warrants and under the Company's existing employee stock purchase plan, the Company's issuance of options under existing employee stock option plans and certain other conditions.

     The offering price for the Common Stock has been determined by negotiations among the Company and the Representatives of the Underwriters, based largely upon the market price for the Common Stock as reported on the Nasdaq National Market.

     The Underwriters do not intend to confirm sales to any accounts over which they exercise discretionary authority in excess of 5% of the number of shares of Common Stock offered hereby.

     The Representatives have advised the Company that, pursuant to Regulation M under the Securities Act, certain persons participating in the offering may engage in transactions, including stabilizing bids, syndicate covering transactions or the imposition of penalty bids, which may have the effect of stabilizing or maintaining the market price of the Common Stock at a level above that which might otherwise prevail in the open market. A "stabilizing bid" is a bid for or the purchase of the Common Stock on behalf of the Underwriters for the purpose of fixing or maintaining the price of the Common Stock. A "syndicate covering transaction" is the bid for or the purchase of the Common Stock on behalf of the Underwriters to reduce a short position incurred by the Underwriters in connection with the offering. A "penalty bid" is an arrangement permitting the Representatives to reclaim the selling concession otherwise accruing to an Underwriter or syndicate member in connection with the offering if the Common Stock originally sold by such Underwriter or syndicate member is purchased by the Representatives in a syndicate covering transaction and has therefore not been effectively placed by such Underwriter or syndicate member. The Representatives have advised the Company that such transactions may be effected on the Nasdaq National Market or otherwise and, if commenced, may be discontinued at any time.

                                 LEGAL MATTERS

     The validity of the Common Stock offered hereby will be passed upon the Company by Cooley Godward LLP, Palo Alto, California. Certain legal matters will be passed upon for the Underwriters by Wilson Sonsini Goodrich & Rosati, P.C., Palo Alto, California.

                                    EXPERTS

     The financial statements of COR Therapeutics, Inc. as of December 31, 1996 and 1995, and for each of the three years in the period ended December 31, 1996, appearing in this Prospectus and Registration Statement have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

                             ADDITIONAL INFORMATION

     A Registration Statement on Form S-3, including amendments thereto, relating to Common Stock offered hereby has been filed by the Company with the Securities and Exchange Commission. This Prospectus does not contain all of the information set forth in the Registration Statement and the exhibits and schedules thereto. Statements contained in this Prospectus as to the contents of any contract or other document referred to are not necessarily complete and in each instance reference is made to the copy of such contract or other document filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference. For further information with respect to the Company and the Common Stock offered hereby, reference is made to such Registration Statement, exhibits and schedules. A copy of the Registration Statement may be inspected by anyone without charge at the Commission's principal office located at 450 Fifth Street, N.W., Washington, D.C. 20549, the New York Regional Office located at 7 World Trade Center, 13th Floor, New York, New

York 10048, and the Chicago Regional Office located at Northwestern Atrium Center, 500 West Madison Street, Chicago, Illinois, 60661-2511, and copies of all or any part thereof may be obtained from the Public Reference Branch of the Commission upon the payment of certain fees prescribed by the Commission. The Commission maintains a World-Wide Web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission. The address of the Commission's Web site is http://www.sec.gov.

                             COR THERAPEUTICS, INC.

                         INDEX TO FINANCIAL STATEMENTS

                                                                                        PAGE
                                                                                        ----
Report of Ernst & Young LLP, Independent Auditors.....................................  F-2
Balance Sheets........................................................................  F-3
Statement of Operations...............................................................  F-4
Statement of Stockholders' Equity.....................................................  F-5
Statement of Cash Flows...............................................................  F-6
Notes to Financial Statements.........................................................  F-7

               REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS

The Board of Directors and Stockholders
COR Therapeutics, Inc.

     We have audited the accompanying balance sheets of COR Therapeutics, Inc. as of December 31, 1996 and 1995, and the related statements of operations, stockholders' equity and cash flows for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of COR Therapeutics, Inc. at December 31, 1996 and 1995, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1996, in conformity with generally accepted accounting principles.

                                          ERNST & YOUNG LLP

Palo Alto, California
January 23, 1997

                             COR THERAPEUTICS, INC.

                                 BALANCE SHEETS
                      (IN THOUSANDS, EXCEPT SHARE AMOUNTS)

                                     ASSETS

                                                                DECEMBER 31,
                                                           ----------------------      JUNE 30,
                                                             1996          1995          1997
                                                           ---------     --------     -----------
                                                                                      (UNAUDITED)
Current assets:
  Cash and cash equivalents..............................  $   2,615     $  5,463      $   7,144
  Short-term investments.................................     50,519       79,371         31,374
  Contract receivables...................................      7,644        4,374          5,941
  Other current assets...................................      3,420        3,621          4,535
                                                           ---------     --------      ---------
          Total current assets...........................     64,198       92,829         48,994
Property and equipment, net..............................      7,047        8,077          5,818
                                                           ---------     --------      ---------
                                                           $  71,245     $100,906      $  54,812
                                                           =========     ========      =========

                              LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities:
  Accounts payable.......................................  $   1,398     $  1,555      $   3,028
  Accrued compensation...................................      1,495        1,928          1,702
  Accrued development costs..............................      7,830        5,759          4,870
  Deferred revenue.......................................      2,900          500          3,781
  Other accrued liabilities..............................        994        1,986          1,641
  Long-term debt -- current portion......................      1,157        1,321            865
  Capital lease obligations -- current portion...........      1,664        1,046          1,711
                                                           ---------     --------      ---------
          Total current liabilities......................     17,438       14,095         17,598
Long-term debt -- noncurrent portion.....................        644        1,801            316
Capital lease obligations -- noncurrent portion..........      2,721        2,773          2,574

Commitments

Stockholders' equity:
  Preferred stock, $.001 par value; 5,000,000 shares
     authorized..........................................         --           --             --
  Common stock, $.0001 par value; 40,000,000 shares
     authorized; 20,009,918, 19,428,749 and 20,111,009
     shares at December 31, 1996 and 1995 and June 30,
     1997, respectively..................................          2            2              2
  Additional paid-in capital.............................    178,680      173,728        179,591
  Deferred compensation..................................       (249)        (262)          (596)
  Unrealized gains on short-term investments.............         67          281             22
  Accumulated deficit....................................   (128,058)     (91,512)      (144,695)
                                                           ---------     --------      ---------
          Total stockholders' equity.....................     50,442       82,237         34,324
                                                           ---------     --------      ---------
                                                           $  71,245     $100,906      $  54,812
                                                           =========     ========      =========

                            See accompanying notes.

                             COR THERAPEUTICS, INC.

                            STATEMENT OF OPERATIONS
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                                            SIX MONTHS ENDED JUNE
                                         YEAR ENDED DECEMBER 31,                     30,
                                    ----------------------------------     -----------------------
                                      1996         1995         1994         1997           1996
                                    --------     --------     --------     --------       --------
                                                                                 (UNAUDITED)
Revenues
  License fee.....................  $     --     $ 19,500     $     --     $     --       $     --
  Contract revenues...............    18,755       12,350          522       12,905          7,324
                                    --------     --------     --------     --------       --------
          Total revenues..........    18,755       31,850          522       12,905          7,324

Expenses
  Research and development........    50,791       37,392       40,185       25,846         26,050
  Marketing, general and
     administrative...............     7,303        6,029        4,589        4,596          3,723
                                    --------     --------     --------     --------       --------
          Total expenses..........    58,094       43,421       44,774       30,442         29,773
                                    --------     --------     --------     --------       --------
Loss from operations..............   (39,339)     (11,571)     (44,252)     (17,537)       (22,449)
Interest income...................     3,552        4,876        5,188        1,248          1,980
Interest expense..................      (759)        (836)        (473)        (348)          (385)
                                    --------     --------     --------     --------       --------
Net loss..........................  $(36,546)    $ (7,531)    $(39,537)    $(16,637)      $(20,854)
                                    ========     ========     ========     ========       ========
Net loss per share................  $  (1.86)    $  (0.39)    $  (2.07)    $  (0.83)      $  (1.07)
                                    ========     ========     ========     ========       ========
Shares used in computing net loss
  per share.......................    19,636       19,360       19,091       20,063         19,505
                                    ========     ========     ========     ========       ========

                            See accompanying notes.

                             COR THERAPEUTICS, INC.

                       STATEMENT OF STOCKHOLDERS' EQUITY
                  FOR THE THREE YEARS ENDED DECEMBER 31, 1996
                     AND THE SIX MONTHS ENDED JUNE 30, 1997
                      (IN THOUSANDS, EXCEPT SHARE AMOUNTS)

                                                                                   UNREALIZED GAINS
                                                                                     (LOSSES) ON                        TOTAL
                                        COMMON   ADDITIONAL PAID-     DEFERRED        SHORT-TERM      ACCUMULATED   STOCKHOLDERS'
                                        STOCK       IN CAPITAL      COMPENSATION     INVESTMENTS        DEFICIT        EQUITY
                                        ------   ----------------   ------------   ----------------   -----------   -------------
Balances at December 31,1993..........    $2         $164,086          $ (480)         $     --        $ (44,444)     $ 119,164
Issuance of 533,333 shares of common
  stock, net of issuance costs........    --            7,977              --                --               --          7,977
Issuance of 179,039 shares of common
  stock upon exercise of stock options
  and pursuant to the Employee Stock
  Purchase Plan.......................    --              669              --                --               --            669
Deferred compensation related to stock
  awards of 12,900 shares of common
  stock, net of amortization..........    --              211            (113)               --               --             98
Amortization of deferred compensation
  related to grant of stock options...    --               --             240                --               --            240
Unrealized losses on available
  for-sale short-term investments.....    --               --              --            (1,880)              --         (1,880)
Net loss..............................    --               --              --                --          (39,537)       (39,537)
                                          --
                                                     --------           -----         ---------         --------
Balances at December 31, 1994.........     2          172,943            (353)           (1,880)         (83,981)        86,731
Issuance of 169,838 shares of common
  stock upon exercise of stock options
  and pursuant to the Employee Stock
  Purchase Plan.......................    --              531              --                --               --            531
Deferred compensation related to stock
  awards of 23,292 shares of common
  stock, net of amortization..........    --              254             (89)               --               --            165
Amortization of deferred compensation
  related to grant of stock options...    --               --             180                --               --            180
Unrealized gains on available-for-sale
  short-term investments..............    --               --              --             2,161               --          2,161
Net loss..............................    --               --              --                --           (7,531)        (7,531)
                                          --
                                                     --------           -----         ---------         --------
Balances at December 31, 1995.........     2          173,728            (262)              281          (91,512)        82,237
Issuance of 156,876 shares of common
  stock, net, upon exercise of stock
  options and pursuant to the Employee
  Stock Purchase Plan.................    --              682              --                --               --            682
Deferred compensation related to stock
  awards of 25,187 shares of common
  stock, net of cancellations and
  amortization........................    --              270              13                --               --            283
Unrealized losses on
  available-for-sale short-term
  investments.........................    --               --              --              (214)              --           (214)
Issuance of 399,106 shares of common
  stock...............................    --            4,000              --                --               --          4,000
Net loss..............................    --               --              --                --          (36,546)       (36,546)
                                          --
                                                     --------           -----         ---------         --------
Balances at December 31, 1996.........     2          178,680            (249)               67         (128,058)        50,442
Issuance of 72,795 shares of common
  stock, net, upon exercise of stock
  options and pursuant to the Employee
  Stock Purchase Plan (unaudited).....    --              472              --                --               --            472
Deferred compensation related to stock
  awards of 28,296 shares of common
  stock, and options for 18,000
  shares, net of cancellations and
  amortization (unaudited)............    --              439            (347)               --               --             92
Unrealized losses on available
  for-sale short-term investments
  (unaudited).........................    --               --              --               (45)              --            (45)
Net loss (unaudited)..................    --               --              --                --          (16,637)       (16,637)
                                          --
                                                     --------           -----         ---------         --------
Balances at June 30, 1997
  (unaudited).........................    $2         $179,591          $ (596)         $     22        $(144,695)     $  34,324
                                          ==         ========           =====         =========         ========

                            See accompanying notes.

                             COR THERAPEUTICS, INC.

                            STATEMENT OF CASH FLOWS
                INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS
                                 (IN THOUSANDS)

                                                        YEAR ENDED              SIX MONTHS ENDED
                                                       DECEMBER 31,                 JUNE 30,
                                              ------------------------------   -------------------
                                                1996       1995       1994       1997       1996
                                              --------   --------   --------   --------   --------
                                                                                   (UNAUDITED)
Cash flows provided by (used in) operating
  activities:
  Net loss..................................  $(36,546)  $ (7,531)  $(39,537)  $(16,637)  $(20,854)
  Adjustments to reconcile net loss to net
     cash used in operating activities:
     Depreciation and amortization..........     3,593      3,546      2,119      1,840      2,105
     Amortization of deferred
       compensation.........................       283        345        338         92         77
     Changes in assets and liabilities:
       Contract receivables.................    (3,270)    (4,374)        --      1,703        598
       Other current assets.................       201       (601)    (1,155)    (1,115)       816
       Accounts payable.....................      (157)       188        726      1,630       (260)
       Accrued compensation.................      (433)       716        290        335       (159)
       Accrued development costs............     2,071     (3,155)     5,173     (2,960)      (744)
       Deferred revenue.....................     2,400        500         --        881         --
       Other accrued liabilities............      (992)       224        186        647       (763)
                                              --------   --------   --------   --------   --------
          Total adjustments.................     3,696     (2,611)     7,677      3,053      1,670
                                              --------   --------   --------   --------   --------
          Net cash used in operating
            activities......................   (32,850)   (10,142)   (31,860)   (13,584)   (19,184)
                                              --------   --------   --------   --------   --------
Cash flows provided by (used in) investing
  activities:
  Purchases of short-term investments.......   (39,725)   (81,594)   (55,504)   (17,569)   (15,369)
  Sales of short-term investments...........    48,963     70,178     47,675     33,669     25,726
  Maturities of short-term investments......    19,400     26,000     20,000      3,000      7,500
  Additions to property and equipment.......    (2,563)    (2,708)    (4,740)      (611)    (1,903)
                                              --------   --------   --------   --------   --------
     Net cash provided by investing
       activities...........................    26,075     11,876      7,431     18,489     15,954
                                              --------   --------   --------   --------   --------
Cash flows provided by (used in) financing
  activities:
  Proceeds from long-term debt..............        --         --      2,239         --         --
  Principal payments on long-term debt......    (1,321)    (1,199)      (946)      (620)      (642)
  Proceeds from capital lease obligations...     1,854      2,463      1,134        701      1,167
  Principal payments under capital lease
     obligations............................    (1,288)      (704)      (358)      (801)      (420)
  Issuance of common stock..................     4,682        531      8,646        344        368
                                              --------   --------   --------   --------   --------
     Net cash provided by (used in)
       financing activities.................     3,927      1,091     10,715       (376)       473
                                              --------   --------   --------   --------   --------
Net increase (decrease) in cash and cash
  equivalents...............................    (2,848)     2,825    (13,714)     4,529     (2,757)
Cash and cash equivalents at beginning of
  the period................................     5,463      2,638     16,352      2,615      5,463
                                              --------   --------   --------   --------   --------
Cash and cash equivalents at end of the
  period....................................  $  2,615   $  5,463   $  2,638   $  7,144   $  2,706
                                              ========   ========   ========   ========   ========
Supplemental schedule of non-cash financing
  activities:
  Cash paid during the period for
     interest...............................  $    759   $    836   $    473   $    348   $    385
                                              ========   ========   ========   ========   ========

                            See accompanying notes.

                             COR THERAPEUTICS, INC.

                         NOTES TO FINANCIAL STATEMENTS
                (INFORMATION PERTAINING TO JUNE 30, 1997 AND THE
             SIX-MONTHS ENDED JUNE 30, 1997 AND 1996 IS UNAUDITED)

 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     COR Therapeutics, Inc. (the "Company") was incorporated in Delaware on February 4, 1988. The Company was organized to engage in the discovery, development and commercialization of novel pharmaceutical products for the treatment and prevention of severe cardiovascular diseases.

  Interim Financial Information

     The financial information at and subsequent to June 30, 1997, and for the six months ended June 30, 1997 and 1996, is unaudited but includes all adjustments (consisting only of normal recurring adjustments) which the Company considers necessary for a fair presentation of the financial position at such date and of the operating results and cash flows for those periods. Results of the 1997 period are not necessarily indicative of results expected for the entire year.

  Cash, investments and credit risk

     Cash and cash equivalents consist of cash held in United States banks, time deposits and other highly liquid investments with maturities of 90 days or less. Cash equivalents are readily convertible into cash and have insignificant interest rate risk. The Company's investment policy stipulates that a diversified portfolio be maintained and invested in a manner appropriate for the Company's primary business operations. The policy defines investment objectives to provide optimal investment return within constraints to optimize safety and liquidity.

  Securities available-for-sale

     Management determines the appropriate classification of debt securities at the time of purchase and reevaluates such designation as of each balance sheet date. Debt securities have been classified as available-for-sale. Available-for-sale securities are carried at fair value, with the unrealized gains and losses reported in a separate component of stockholders' equity. The amortized cost of debt securities in this category is adjusted for amortization of premiums and accretion of discounts to maturity. Such amortization is included in interest income. Realized gains and losses and declines in value judged to be other than temporary on available-for-sale securities are included in interest income. The cost of securities sold is based on the specific identification method. Interest and dividends on securities classified as available for sale are included in interest income.

                             COR THERAPEUTICS, INC.

                (INFORMATION PERTAINING TO JUNE 30, 1997 AND THE
             SIX-MONTHS ENDED JUNE 30, 1997 AND 1996 IS UNAUDITED)

  Property and equipment

     Property and equipment is stated at cost and depreciated over the estimated useful lives of the assets, generally three to four years, using the straight-line method. Assets under capitalized leases are amortized over the shorter of the lease term or life of the asset. Property and equipment consists of the following:

                                                                     DECEMBER 31,
                                                                 ---------------------
                                                                   1996         1995
                                                                 --------     --------
                                                                    (IN THOUSANDS)
        Machinery and equipment................................  $ 10,379     $  8,699
        Office furniture and fixtures..........................       738          706
        Leasehold improvements.................................     9,753        8,902
                                                                 --------     --------
                                                                   20,870       18,307
        Less accumulated depreciation and amortization.........   (13,823)     (10,230)
                                                                 --------     --------
        Property and equipment, net............................  $  7,047     $  8,077
                                                                 ========     ========

  Revenues

     Revenues consist of license fees and contract revenues, including grants. Grant and contract revenues are recorded as earned based on the performance requirements of the contracts, while related costs are expensed as incurred. Payments received in advance are recorded as deferred revenue until earned. For the years ended December 31, 1996, 1995 and 1994, grant-related revenues were approximately $85,000, $100,000 and $22,000, respectively, and grant-related costs, which are included in research and development expenses, were approximately $174,000, $165,000 and $43,000, respectively.

  Net loss per share

     Net loss per share is computed using the weighted average number of shares of common stock outstanding. Common equivalent shares from stock options are excluded from the computation as their effect is antidilutive.

  Use of estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

  Accounting for stock-based compensation

     The Company has elected to follow Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" (APB 25) and related interpretations in accounting for its employee stock options because, as discussed in Note 6 below, the alternative fair value accounting provided for under Financial Accounting Standards Board Statement No. 123, "Accounting for Stock-Based Compensation," requires use of option valuation models that were not developed for use in valuing employee stock options. Under APB 25, because the exercise price of the Company's stock options equals the market price of the underlying stock on the date of grant, no compensation expense is recognized.

                             COR THERAPEUTICS, INC.

                (INFORMATION PERTAINING TO JUNE 30, 1997 AND THE
             SIX-MONTHS ENDED JUNE 30, 1997 AND 1996 IS UNAUDITED)

  Reclassification

     The Company has reclassified certain prior year balances to conform to current year presentation.

 2. COLLABORATION AGREEMENTS

  Collaboration agreement with Schering-Plough Corporation

     In April 1995, the Company entered into a collaboration agreement with Schering Corporation and Schering-Plough Corporation (collectively "Schering"), to develop and commercialize INTEGRILIN on a worldwide basis. Under the terms of the agreement, COR received a one-time license fee of $20,000,000 in 1995. The Company recorded $3,000,000 of such milestone payments in 1996. The Company recorded an additional $3,000,000 of such milestone payments in the six-month period ended June 30, 1997. In addition, contract revenues in 1996 and 1995 included safety-related milestone payments pertaining to the conduct of clinical studies of INTEGRILIN of $9,000,000 and $6,000,000, respectively. Schering participates in and shares the costs of developing INTEGRILIN. Both parties have the right to co-promote and share profits, if any, in the United States and Canada. Schering has the right to launch INTEGRILIN in Europe and would pay the Company royalties for a specified initial period, after which the Company would have the right to co-promote and share profits, if any. Schering also will assist the Company in developing, training and providing experience for a United States cardiovascular sales force. Under the terms of the agreement, both parties have certain rights to terminate. Until 30 days after certain key data are received from the PURSUIT trial, Schering may elect to terminate the agreement. In the event of such termination: (i) COR would reacquire all rights to all INTEGRILIN products subject to a royalty to Schering, (ii) Schering would be relieved of its obligation to pay development costs incurred after June 30, 1997 except for certain specified development costs where Schering will have the continuing obligation to pay ongoing costs incurred by COR (subject to the obligation of COR to repay certain of such costs under certain circumstances), and (iii) Schering could exercise an option to obtain certain rights to a specified COR research program. COR recognized $18,635,000 in contract revenue in 1996 and $11,750,000 in 1995 under this agreement with Schering, representing 99% and 95% of total contract revenues in 1996 and 1995, respectively. In addition, the Company recognized $11,705,000 in contract revenues from Schering during the six-month period ended June 30, 1997, representing 91% of total contract revenues for the six-month period ended June 30, 1997. Expenses incurred under the agreement, including Company-sponsored development costs, were approximately $29,950,000 in 1996 and $11,400,000 in 1995. In addition, expenses incurred under the agreement were $17,899,000 in the six-month period ended June 30, 1997.

  Collaboration agreement with Ortho Pharmaceutical Corporation

     In December 1993, the Company and Ortho Pharmaceutical Corporation, a subsidiary of Johnson & Johnson ("Ortho"), entered into a collaboration agreement focusing on the joint development and commercialization of novel pharmaceuticals that may result from certain collaboration research. The Company and Ortho each provided a significant level of specified internal resources to the collaboration research over the initial three-year research term. In late 1996, Ortho exercised its option to extend the research term for one or two years.

     If products result from the research, Ortho will make development milestone payments to the Company. Both the Company and Ortho may participate in development of products under the collaboration, share equally in the development costs, participate in the commercialization of co-developed products and share equally in worldwide profits or losses from such co-developed products.

                             COR THERAPEUTICS, INC.

                (INFORMATION PERTAINING TO JUNE 30, 1997 AND THE
             SIX-MONTHS ENDED JUNE 30, 1997 AND 1996 IS UNAUDITED)

If either party decides not to participate in the development of a product under the collaboration, that party would receive royalties based on product sales.

     In connection with the collaboration with Ortho, in January 1994, the Company sold to Johnson & Johnson Development Corporation, a subsidiary of Johnson & Johnson ("JJDC"), 533,333 shares of common stock at $15.00 per share for an aggregate purchase price of $8,000,000 in a private placement. In October 1996, Ortho exercised its option to extend the term of the agreement, and pursuant to the terms of the original agreement, the Company sold JJDC an additional 399,106 shares of common stock at $10.02 per share for an aggregate purchase price of $4,000,000, also in a private placement. In connection with the extension of the agreement, Ortho paid the Company $2,400,000 in 1996 for research to be performed during the remaining term of the contract.

     The Company recognized $35,000, $500,000 and $500,000 in revenues under this agreement during the years ended December 31, 1996, 1995 and 1994, respectively, representing approximately 1%, 2% and 96% of total revenue in those years. The Company recognized $1,200,000 in revenues under this agreement during the six-month period ended June 30, 1997, representing 9% of total revenue for the period.

  Collaboration agreement with Kyowa Hakko Kogyo Co., Ltd.

     In 1992, the Company entered into a collaboration agreement with Kyowa Hakko Kogyo Co., Ltd., ("Kyowa Hakko"), a Japanese pharmaceutical company. During the three-year research phase of the agreement, the Company and Kyowa Hakko collaborated on the discovery and development of potential leads and committed significant internal resources to all phases of research. The companies have also agreed to share specific future development and commercialization rights and responsibilities. In November 1995, this agreement was extended for another two years.

  Collaboration agreement with Eli Lilly and Company

     Collaborative research under a collaboration agreement with Eli Lilly and Company ("Lilly") ended by the terms of the agreement in April 1996. Under the terms of a November 1996 amendment, the Company now has the exclusive right to develop and commercialize certain compounds, subject to a royalty to Lilly. In addition, under the terms of the amendment, the Company has the exclusive right to research, develop and commercialize certain potential oral compounds, also subject to a royalty to Lilly. Under the original agreement and the amendment between the parties, COR and Lilly have shared rights with respect to all other compounds which were the subject of the collaborative research.

 3. FINANCIAL INSTRUMENTS

     The following methods and assumptions were used by the Company in estimating its fair value disclosures for financial instruments:

          Cash and cash equivalents: The carrying amount reported in the balance sheet for cash and cash equivalents approximates its fair value.

          Short-term investments: Available-for-sale securities consist of marketable debt securities and are carried at fair value, with the unrealized gains and losses reported in a separate component of stockholders' equity. The fair values are based on quoted market prices.

                             COR THERAPEUTICS, INC.

                (INFORMATION PERTAINING TO JUNE 30, 1997 AND THE
             SIX-MONTHS ENDED JUNE 30, 1997 AND 1996 IS UNAUDITED)

     At December 31, 1996, available-for-sale securities, which include cash equivalents with an amortized cost and estimated fair value of $2,053,000, were as follows:

                                        AMORTIZED     UNREALIZED     UNREALIZED     ESTIMATED
                                          COST          GAINS          LOSSES       FAIR VALUE
                                        ---------     ----------     ----------     ----------
                                                            (IN THOUSANDS)
        U.S. Government Securities....   $29,411         $ 63           $(12)        $ 29,462
        Corporate Debt Securities.....    23,094           38            (22)          23,110
                                         -------         ----           ----          -------
                                         $52,505         $101           $(34)        $ 52,572
                                         =======         ====           ====          =======

     During the year ended December 31, 1996, the Company sold available-for-sale investments with a fair value of $48,963,000, resulting in gross realized gains of $38,000 and gross realized losses of $232,000.

     The amortized cost and estimated fair value of available-for-sale securities held as available for sale at December 31, 1996, by contractual maturity, were as follows:

                                                                AMORTIZED     ESTIMATED
                                                                  COST        FAIR VALUE
                                                                ---------     ----------
                                                                     (IN THOUSANDS)
        Due in one year or less...............................   $15,171       $ 15,196
        Due after one year through three years................    37,334         37,376
                                                                 -------        -------
                                                                 $52,505       $ 52,572
                                                                 =======        =======

     At December 31, 1995, available-for-sale securities, which include cash equivalents with an amortized cost and estimated fair value of $5,987,000, were as follows:

                                        AMORTIZED     UNREALIZED     UNREALIZED     ESTIMATED
                                          COST          GAINS          LOSSES       FAIR VALUE
                                        ---------     ----------     ----------     ----------
                                                            (IN THOUSANDS)
        U.S. Government Securities....   $36,299         $324          $   --        $ 36,623
        Corporate Debt Securities.....    48,778          121            (164)         48,735
                                         -------         ----           -----         -------
                                         $85,077         $445          $ (164)       $ 85,358
                                         =======         ====           =====         =======

     During the year ended December 31, 1995, the Company sold available-for-sale investments with a fair value of $70,178,000, resulting in gross realized gains of $283,000 and gross realized losses of $584,000.

     Long and short-term debt: The carrying amounts of the Company's borrowings under its secured debt agreements approximate their fair value. The fair values of the Company's debt are estimated using discounted cash flow analysis, based on the Company's current incremental borrowing rates for similar types of borrowing arrangements.

 4. LONG-TERM DEBT

     Long-term debt consists of various secured obligations relating to the purchase of property and equipment. Such notes are secured by the underlying property and equipment and bear interest at approximately 10.5% to 13.5% per annum and are payable in monthly installments over 48 months.

     At December 31, 1996, the aggregate long-term debt maturities were $1,157,000 and $644,000 in 1997 and 1998, respectively.

                             COR THERAPEUTICS, INC.

                (INFORMATION PERTAINING TO JUNE 30, 1997 AND THE
             SIX-MONTHS ENDED JUNE 30, 1997 AND 1996 IS UNAUDITED)

 5. LEASE OBLIGATIONS

     The Company leases office and laboratory facilities and equipment. Rent expense for operating leases was approximately $1,212,000 in 1996, $1,012,000 in 1995 and $859,000 in 1994. Future minimum lease payments under noncancelable leases at December 31, 1996 were as follows:

                                                                  CAPITAL     OPERATING
                                                                  LEASES       LEASES
                                                                  -------     ---------
                                                                     (IN THOUSANDS)
        1997....................................................  $ 2,062      $ 1,022
        1998....................................................    1,668        1,037
        1999....................................................    1,068          864
        2000....................................................      322           --
                                                                  -------       ------
        Total minimum lease payments............................    5,120      $ 2,923
                                                                                ======
        Less amount representing interest.......................     (735)
                                                                  -------
        Present value of future lease payments..................    4,385
        Less current portion....................................   (1,664)
                                                                  -------
        Noncurrent portion of capital lease obligations.........  $ 2,721
                                                                  =======

     At December 31, 1996, approximately $1,100,000 was available to the Company under equipment financing lease lines which expire in July 1997.

     At December 31, 1996 and 1995, the aggregate cost of property and equipment under capital leases totaled $5,035,000 and $5,855,000, with accumulated amortization of $2,777,000 and $2,437,000, respectively.

 6. STOCKHOLDERS' EQUITY

  Stock option plans

     During 1988, the Company adopted an Employee Stock Option Plan and a Consultant Stock Option Plan (the "1988 Plans"). In 1991, the 1988 Plans were terminated and the Board of Directors adopted the 1991 Equity Incentive Plan (the "1991 Plan"). Under the 1988 Plans and the 1991 Plan, incentive and non-qualified options were granted to employees and consultants at exercise prices not less than the fair market value of the Company's common stock on the date of grant. All options granted under the 1988 Plans and the 1991 Plan become exercisable pursuant to the applicable terms of the grant.

     In 1991, the Board of Directors adopted the 1991 Equity Incentive Plan under which stock options and stock awards may be granted to employees or consultants of the Company. Options generally vest over 60 months and are exercisable to the extent vested. As of December 31, 1996, options to purchase approximately 2,152,720 shares were vested and exercisable, aggregating approximately $18,199,000 (options to purchase 923,000 shares aggregating, approximately $11,805,000 in 1995) under these Plans. As of June 30, 1997, options to purchase 2,329,354 shares were vested and exercisable under these plans, aggregating approximately $20,395,000.

     In 1994, the Board of Directors adopted the 1994 Non-Employee Directors' Stock Option Plan (the "Directors' Plan"), which provides for the non-discretionary grant of non-qualified options to those members of the Board of Directors who are neither employees nor consultants to the Company. An aggregate of 200,000 shares of common stock was authorized for issuance under the Directors' Plan.

                             COR THERAPEUTICS, INC.

                (INFORMATION PERTAINING TO JUNE 30, 1997 AND THE
             SIX-MONTHS ENDED JUNE 30, 1997 AND 1996 IS UNAUDITED)

Options granted under the Directors' Plan vest over a period of 60 months. At December 31, 1996, 58,749 shares were vested and exercisable (33,749 shares at December 31, 1995) and 75,000 remained available for future grant under the Directors' Plan. No options were granted under this Plan in 1996. At June 30, 1997, 71,249 shares were vested and exercisable and 75,000 remained available for future grant under the Directors' Plan. No options were granted under the Directors' Plan in 1997.

     Activity under these plans is as follows:

                                                                OPTIONS OUTSTANDING
                              OPTIONS      -------------------------------------------------------------
                             AVAILABLE                      WEIGHTED
                                FOR        NUMBER OF        AVERAGE           PRICE PER
                               GRANT        SHARES       EXERCISE PRICE         SHARE         AGGREGATE
                             ---------     ---------     --------------     -------------    -----------
Balance at 12/31/93........    376,105     2,296,631         $ 7.01           $.10-$16.25    $16,136,000
Stock awards...............    (12,900)           --             --                    --             --
Additional shares
  authorized...............    800,000            --             --                    --             --
Options granted............   (492,200)      492,200          13.07            9.75-15.88      6,613,000
Options forfeited..........     42,384       (56,510)         10.36             .30-15.00       (593,000)
Options exercised..........         --      (128,892)          1.33             .10-13.25       (175,000)
                             ---------     ---------         ------          ------------    -----------
Balance at 12/31/94........    713,389     2,603,429           8.39             .10-16.25     21,981,000
Stock awards...............    (23,292)           --             --                    --             --
Additional shares
  authorized...............    500,000            --             --                    --             --
Options granted............   (993,500)      993,500          12.27            9.19-15.38     12,190,000
Options forfeited..........     53,275       (73,226)         10.28             .30-15.88       (753,000)
Options exercised..........         --      (110,612)          0.35              .10-9.75        (41,000)
                             ---------     ---------         ------          ------------    -----------
Balance at 12/31/95........    249,872     3,413,091           9.68             .10-16.25     33,377,000
Stock awards...............    (25,678)           --             --                    --             --
Additional shares
  authorized...............  1,500,000            --             --                    --             --
Options granted............   (857,000)      857,000           9.22            8.56-11.38      7,901,000
Options forfeited..........    303,856      (303,856)         13.28            5.25-15.88     (4,072,000)
Options exercised..........         --       (77,600)          0.41              .10-8.25        (37,000)
                             ---------     ---------         ------          ------------    -----------
Balance at 12/31/96........  1,171,050     3,888,635           9.45             .10-16.25     37,169,000
Stock awards...............    (27,808)           --             --                    --             --
Additional shares
  authorized...............    600,000            --             --                    --             --
Options granted............   (588,000)      588,000          10.62            9.06-12.50      6,245,000
Options forfeited..........     67,851       (67,934)         11.45            8.25-14.50       (778,000)
Options exercised..........         --       (36,318)          5.12             .10-11.00       (186,000)
                             ---------     ---------         ------          ------------    -----------
Balance at 6/30/97.........  1,223,093     4,372,383         $ 9.71           $.10-$14.50    $42,450,000
                             =========     =========         ======          ============    ===========

     The Company recorded $270,000, $254,000 and $211,000 in deferred compensation for stock awards of 25,678, 23,292 and 12,900 shares of common stock for the years ended December 31, 1996, 1995 and 1994, respectively. The weighted average fair market value of these stock awards on the date of grant was $8.56 in 1996 and $12.38 in 1995. The Company recorded $268,000 in deferred compensation for stock awards of 27,808 shares of common stock for the six month period ended June 30, 1997 for which the weighted average fair market value on the date of grant was $8.31 per share.

                             COR THERAPEUTICS, INC.

                (INFORMATION PERTAINING TO JUNE 30, 1997 AND THE
             SIX-MONTHS ENDED JUNE 30, 1997 AND 1996 IS UNAUDITED)

  Stock purchase plan

     In 1991, the Board of Directors adopted the 1991 Employee Stock Purchase Plan (the "SPP") providing for the issuance of up to 25,000 shares of common stock pursuant to the SPP. Essentially all employees may participate and contribute up to 15% of compensation to purchase common stock at 85% of its fair market value at certain specified dates. During 1996, 1995, 1993, an additional 300,000, 200,000 and 75,000 shares of common stock were authorized, respectively, for issuance pursuant to the SPP. During the three years ended December 31, 1996, 1995 and 1994, 80,276 shares, 59,226 shares and 50,147 shares of common stock, respectively, were issued pursuant to the SPP, at prices ranging between $7.28 and $12.75. During the six-month period ended June 30, 1997, 36,477 shares of common stock were issued pursuant to the SPP, at prices ranging between $7.28 and $8.55.

  Pro forma valuation of options

     The Company has elected to follow Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" (APB 25) and related Interpretations in accounting for its employee stock options (see Note 1). Under APB 25, because the exercise price of the Company's stock options equals the market price of the underlying stock on the date of grant, no compensation expense is recognized.

     Pro forma information regarding net loss and loss per share is required by Statement 123, and has been determined as if the Company had accounted for its employee stock options granted after December 31, 1994 under the fair value method of that Statement. The fair value of these options was estimated at the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions for 1996 and 1995, respectively; risk-free interest rates of 6.63% and 6.06%; no dividends paid; volatility factors of the expected market price of the Company's common stock of 0.79 and 0.73; and a weighted-average expected life of the option of 5 years. The effects of applying FAS 123 for the recognition of compensation expense and provision of pro forma disclosures in 1996 and 1995 are not likely to be representative of the effects on reported and pro forma net income in future years.

     The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing model does not necessarily provide a reliable single measure of the fair value of its employee stock options.

     For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the option's vesting period. The Company's pro forma information follows (in thousands except for the earnings per share information):

                                                           1995         1996
                                                         --------     --------
                Pro forma net loss...................    $(40,967)    $(10,585)
                Pro forma loss per share.............    $  (2.09)    $  (0.55)

                             COR THERAPEUTICS, INC.

                (INFORMATION PERTAINING TO JUNE 30, 1997 AND THE
             SIX-MONTHS ENDED JUNE 30, 1997 AND 1996 IS UNAUDITED)

     The following table summarizes information about stock options outstanding at December 31, 1996:

                        OPTIONS OUTSTANDING
               --------------------------------------             OPTIONS EXERCISABLE
                                         WEIGHTED         ------------------------------------
  RANGE OF     NUMBER OF OPTIONS         AVERAGE             WEIGHTED        NUMBER OF OPTIONS        WEIGHTED
  EXERCISE     OUTSTANDING AS OF        REMAINING            AVERAGE         EXERCISABLE AS OF        AVERAGE
   PRICES      DECEMBER 31, 1996     CONTRACTUAL LIFE     EXERCISE PRICE     DECEMBER 31, 1996     EXERCISE PRICE
- -------------  -----------------     ----------------     --------------     -----------------     --------------
$ 0.00 -- $ 5.25       746,216             3.06               $ 0.68               746,216             $ 0.68
$ 8.56 -- $ 9.91       819,768             8.92                 9.06               125,260               9.38
$10.00 -- $12.00     1,056,868             7.36                11.26               559,891              11.49
$12.06 -- $14.50       815,584             7.53                12.82               404,683              13.00
$14.75 -- $16.25       450,200             6.47                15.28               316,670              15.24
                   ---------                                                     ---------
                   3,888,635               6.82               $ 9.45             2,152,720             $ 8.46
                   =========                                                     =========

     The weighted-average fair values of options granted during the years ended December 31, 1996 and 1995 were $6.87 and $9.70 per share, respectively.

  Common shares reserved for future issuance

     As of June 30, 1997, 5,951,032 shares of common stock were reserved for future issuance under the option and stock purchase plans.

 7. INCOME TAXES

     At December 31, 1996, the Company had available net operating loss carryforwards for federal income tax purposes of approximately $119,000,000. The tax loss carryforwards, if not utilized to offset taxable income in future periods, expire between the years 2003 and 2011.

     Significant components of the Company's deferred tax assets and liabilities for federal income taxes as of December 31, 1996, 1995 and 1994, were as follows:

                                                   1996             1995             1994
                                               ------------     ------------     ------------
    Deferred tax assets:
      Net operating loss carryforwards.......  $ 40,800,000     $ 30,200,000     $ 28,000,000
      Capitalized research and development...     6,900,000        5,600,000        4,900,000
      Research and development credits
         (expiring between 2003 and 2011)....     5,700,000        4,600,000        4,200,000
      Other, net.............................     4,500,000        4,400,000        2,300,000
                                               ------------     ------------     ------------
      Net deferred tax assets................    57,900,000       44,800,000       39,400,000
      Valuation allowance for deferred tax
         assets..............................   (57,900,000)     (44,800,000)     (39,400,000)
                                               ------------     ------------     ------------
              Deferred tax assets............  $         --     $         --     $         --
                                               ============     ============     ============

     The valuation allowance for deferred tax assets increased by $20,850,000 during the year ended December 31, 1994. Approximately $1,700,000 of the valuation allowance for deferred tax assets relates to benefits of stock option deductions which, when recognized, will be allocated directly to contributed capital.

                             COR THERAPEUTICS, INC.

                (INFORMATION PERTAINING TO JUNE 30, 1997 AND THE
             SIX-MONTHS ENDED JUNE 30, 1997 AND 1996 IS UNAUDITED)

     Because of "change of ownership" provisions of the Tax Reform Act of 1986, the Company's net operating loss and credit carryforwards may be subject to an annual limitation regarding utilization against taxable income in future periods.

 8. SUBSEQUENT EVENTS

     On September 4, 1997 the Board of Directors of the Company authorized the sale of up to 2,875,000 shares of common stock in a public offering.

                                      LOGO

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     The following table sets forth all expenses, other than the underwriting discounts and commissions, payable by the Company in connection with the sale of the Common Stock being registered. All the amounts shown are estimates except for the registration fee and the NASD filing fee.

    SEC Registration fee......................................................  $ 13,340
    NASD filing fee/Nasdaq listing fee........................................    22,203
    Blue sky qualification fees and expenses..................................     5,000
    Printing and engraving expenses...........................................   110,000
    Legal fees and expenses...................................................   100,000
    Accounting fees and expenses..............................................    60,000
    Transfer agent and Registrar fees.........................................     2,000
    Miscellaneous.............................................................    12,457
                                                                                --------
              Total...........................................................  $325,000
                                                                                ========

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Under Section 145 of the Delaware General Corporation law, the Registrant has broad powers to indemnify its directors and officers against liabilities they may incur in such capacities, including liabilities under the Securities Act of 1933, as amended (the "Securities Act"). The Registrant's Bylaws also provide that the Registrant will indemnify its directors and executive officers and may indemnify its other officers, employees and agents to the fullest extent permitted by Delaware law.

     The Registrant's Certificate of Incorporation provides for the elimination of liability for monetary damages for breach of the directors' fiduciary duty of care to the Registrant and its stockholders. These provisions do not eliminate the directors' duty of care and, in appropriate circumstances, equitable remedies such an injunctive or other forms of non-monetary relief will remain available under Delaware law. In addition, each director will continue to be subject to liability for breach of the director's duty of loyalty to the Registrant, for acts or omissions not in good faith or involving intentional misconduct, for knowing violations of law, for any transaction from which the director derived an improper personal benefit, and for payment of dividends or approval of stock repurchases or redemptions that are unlawful under Delaware law. The provision does not affect a director's responsibilities under any other laws, such as the federal securities laws or state or federal environmental laws.

     The Underwriting Agreement filed as Exhibit 1.1 to this Registration Statement, will provide for indemnification by the Underwriters and their controlling persons, on the one hand, and of the Registrant and its controlling persons on the other hand, for certain liabilities arising under the Securities Act or otherwise.

ITEM 16. EXHIBITS

     (a) EXHIBITS

     NUMBER
- -----------------
   1.1             Form of Underwriting Agreement.
   3.1(10)         Restated Certificate of Incorporation of the Registrant.
   3.2(2)          By-laws of the Registrant.
   4.1             Reference is made to Exhibits 3.1 and 3.2.

     NUMBER
- -----------------
   4.2(2)          Information, Registration Rights and Right of First Refusal Agreement among the Registrant and other parties named therein, as amended as of May 15,
                   1991.
   4.3(2)          Side by Side Agreement among the Registrant and the other parties named therein.
   4.4(10)         Registrant's Preferred Share Purchase Rights Agreement, dated as of January
                   23, 1995, between the Registrant and Chemical Trust Company of California.
   5.1             Opinion of Cooley Godward LLC.
 *10.1(2)          Form of Indemnification Agreement between the Registrant and its directors, executive officers, and officers.
 *10.2(2)          Registrant's 1988 Employee Stock Option Plan and related agreements.
 *10.3(2)          Registrant's 1988 Consultant Stock Option Plan and related agreements.
++10.7(2)          Research, Option and License Agreement between the Registrant and Eli Lilly and Company, dated May 1, 1991.
  10.8(2)          Lease Agreement, dated September 23, 1988, as amended August 30, 1989 and
                   Lease Rider, dated September 23, 1988, between the Registrant and NC Land
                   Associates Limited Partnership.
 *10.17(1)         Forms of option agreements used under the Registrant's 1991 Equity
                   Incentive Plan.
 *10.18(3)         Form of offering document used under the Registrant's 1991 Employee Stock
                   Purchase Plan.
 *10.20(5)         Consulting Agreement, dated January 1, 1993, between the Registrant and
                   Lloyd Hollingsworth Smith, Jr.
++10.21(5)         Collaboration Research Agreement between the Registrant and Kyowa Hakko
                   Kyogo, Co., Ltd.
++10.22(6)         Collaboration Agreement between Eli Lilly and Company and the Registrant, dated May 28, 1993.
++10.23(4)         Exclusive License between the Registrant and the Regents of the University of California, dated June 10, 1992.
++10.24(7)         Collaboration Agreement between Ortho Pharmaceutical Corporation and the
                   Registrant, dated December 21, 1993.
 *10.26(12)        Registrant's 1994 Non-employee Directors' Stock Option Plan, as amended.
  10.27(8)         Put and Stock Purchase Agreement between the Registrant and Johnson and
                   Johnson Development Corporation, dated December 21, 1993.
  10.28(9)         Consulting Agreement, dated March 17, 1988 as amended effective September
                   28, 1994 between the Registrant and Shaun R. Coughlin.
 *10.29(12)        Registrant's 1991 Stock Purchase Plan, as amended.
 *10.30(12)        Registrant's 1991 Equity Incentive Plan, as amended.
++10.32(10)        Collaboration Agreement between Schering-Plough Corporation and the
                   Registrant, dated April 10, 1995.
++10.34(11)        Amendment No. 4 to Collaboration Agreement between the Registrant and Kyowa
                   Hakko Kyogo, Co., Ltd., dated November 10, 1995.
++10.35(12)        Amendment No. 1 to Collaboration Agreement between Ortho Pharmaceutical
                   Corporation and the Registrant, dated September 27, 1996.
++10.36(12)        Amendment No. 1 to Collaboration Agreement between Eli Lilly and Company and the Registrant, dated November 1996.
++10.37(I)(12)     Amendment No. 1 to Collaboration Agreement between the Registrant and Kyowa
                   Hakko Kyogo, Co., Ltd, dated May 9, 1994.

     NUMBER
- -----------------
++10.37(ii)(12)    Amendment No. 2 to Collaboration Agreement between the Registrant and Kyowa
                   Hakko Kyogo, Co., Ltd, dated July 13, 1995.
++10.37(iii)(12)   Amendment No. 3 to Collaboration Agreement between the Registrant and Kyowa
                   Hakko Kyogo, Co., Ltd, dated August 1, 1995.
++10.37(iv)(12)    Amendment No. 5 to Collaboration Agreement between the Registrant and Kyowa
                   Hakko Kyogo, Co., Ltd, dated December 17, 1996.
 *10.38(12)        Description of Registrant's 1996 Incentive Pay Plan.
  11.1             Statement Re: Computation of Net Loss per Share.
  23.1             Consent of Ernst & Young LLP, Independent Auditors.
  23.2             Consent of Cooley Godward LLP. Reference is made to Exhibit 5.1.
  24.1             Power of Attorney, Reference is made to the signature page.

- ---------------

 * Indicates management contracts or compensatory plans or arrangements filed pursuant to Item 601(b)(10) of Regulation S-K.

 ++  Confidential treatment granted.

 (1) Filed as an exhibit to the Registrant's Registration Statement on Form S-8 (Reg. No. 33-42912) and incorporated herein by reference.

 (2) Filed as an exhibit to the Registrant's Registration Statement on Form S-1 (Reg. No. 33-40627) or amendments thereto and incorporated herein by reference.

 (3) Filed as an exhibit to the Registrant's Registration Statement on Form S-1 (Reg. No. 33-43181) or amendments thereto and incorporated herein by reference.

 (4) Filed as an exhibit to the Registrant's Quarterly Report on Form 10-Q for the quarter ended June 30, 1992 and incorporated by reference herein.

 (5) Filed as an exhibit to the Registrant's Annual Report on Form 10-K for the year ended December 31, 1992 and incorporated by reference herein.

 (6) Filed as an exhibit to the Registrant's Quarterly Report on Form 10-Q for the year ended June 30, 1993 and incorporated by reference herein.

 (7) Filed as an exhibit to the Registrant's Annual Report on Form 10-K for the year ended December 31, 1993 and incorporated by reference herein.

 (8) Filed as an exhibit to the Registrant's Quarterly Report on Form 10-Q for the quarter ended March 31, 1994 and incorporated by reference herein.

 (9) Filed as an exhibit to the Registrant's Annual Report on Form 10-K for the year ended December 31, 1994 and incorporated by reference herein.

(10) Filed as an exhibit to the Registrant's Quarterly Report on Form 10-Q for the quarter ended June 30, 1995 and incorporated by reference herein.

(11) Filed as an exhibit to the Registrant's Annual Report on Form 10-K for the year ended December 31, 1995 and incorporated by reference herein.

(12) Filed as an exhibit to the Registrant's Annual Report on Form 10-K for the year ended December 31, 1996 and incorporated by reference herein.

ITEM 17. UNDERTAKINGS

     The Registrant hereby undertakes to provide the Underwriters at the closing specified in the Underwriting Agreement certificates in such denominations and registered in such names as required by the Underwriters to permit prompt delivery to each purchaser.

     The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the Registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers, and controlling persons of the Registrant pursuant to the provisions described in Item 14 of otherwise, the Registrant has been advised that in opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer, or controlling person of the Registrant in the successful defense of any action, suit, or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against policy as expressed in the Securities Act and will governed by the final adjudication of such issue.

     The undersigned Registrant undertakes that: (1) for purposes of determining liability under the Securities Act, the information omitted from the form of prospectus filed as part of the registration statement in reliance upon Rule 430A and contained in the form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of the registration statement as of the time it was declared effective, and
(2) for the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of South San Francisco, County of San Mateo, State of California, on the 5th day of September, 1997.

                                          COR THERAPEUTICS, INC.

                                          By      /s/ VAUGHN M. KAILIAN

                                            ------------------------------------
                                                     Vaughn M. Kailian
                                               President and Chief Executive
                                                           Officer

                               POWER OF ATTORNEY

     KNOW BY ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Vaughn M. Kailian, Laura A. Brege and R. Lee Douglas, Jr., and each of them, as his or her true and lawful attorneys-in-fact and agents, with full power of substitution for him or her, and in his or her name in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement, and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, thereby ratifying and confirming our signatures as they may be signed by each said attorney-in-fact to any and all amendments to said Registration Statement, or any related registration statement that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act of 1933, as amended, and granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done therewith, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, and any of them, or his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

     Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated:

                  SIGNATURES                               TITLE                    DATE
- -----------------------------------------------  --------------------------  ------------------
             /s/ VAUGHN M. KAILIAN               President, Chief Executive   September 5, 1997
- -----------------------------------------------  Officer and Director
               Vaughn M. Kailian                 (Principal Executive
                                                 Officer)

              /s/ LAURA A. BREGE                 Vice President, Finance      September 5, 1997
- -----------------------------------------------  and Chief Financial
                Laura A. Brege                   Officer (Principal
                                                 Financial Officer)

              /s/ PETER S. RODDY                 Director, Finance and        September 5, 1997
- -----------------------------------------------  Controller (Principal
                Peter S. Roddy                   Accounting Officer)

      /s/ SHAUN R. COUGHLIN, M.D., PH.D.         Director                     September 5, 1997
- -----------------------------------------------
        Shaun R. Coughlin, M.D., Ph.D.
         /s/ JAMES T. DOLUISIO, PH.D.            Director                     September 5, 1997
- -----------------------------------------------
           James T. Doluisio, Ph.D.

                  SIGNATURES                               TITLE                    DATE
- -----------------------------------------------  --------------------------  ------------------


             /s/ JERRY T. JACKSON                Director                     September 5, 1997
- -----------------------------------------------
               Jerry T. Jackson

            /s/ ERNEST MARIO, Ph.D.              Director                     September 5, 1997
- -----------------------------------------------
              Ernest Mario, Ph.D.

             /s/ ROBERT R. MOMSEN                Director                     September 5, 1997
- -----------------------------------------------
               Robert R. Momsen

    /s/ LLOYD HOLLINGSWORTH SMITH, JR, M.D.      Director                     September 5, 1997
- -----------------------------------------------
     Lloyd Hollingsworth Smith, Jr., M.D.

          /s/ WILLIAM H. YOUNGER, JR.            Director                     September 5, 1997
- -----------------------------------------------
            William H. Younger, Jr.

                               INDEX TO EXHIBITS

                                                                                      SEQUENTIALLY
                                                                                        NUMBERED
     NUMBER                                   DESCRIPTION                                 PAGE
- -----------------  -----------------------------------------------------------------  ------------
   1.1             Form of Underwriting Agreement...................................
   3.1(10)         Restated Certificate of Incorporation of the Registrant..........
   3.2(2)          By-laws of the Registrant........................................
   4.1             Reference is made to Exhibits 3.1 and 3.2........................
   4.2(2)          Information, Registration Rights and Right of First Refusal
                   Agreement among the Registrant and other parties named therein, as amended as of May 15, 1991....................................
   4.3(2)          Side by Side Agreement among the Registrant and the other parties named therein....................................................
   4.4(10)         Registrant's Preferred Share Purchase Rights Agreement, dated as of January 23, 1995, between the Registrant and Chemical Trust
                   Company of California............................................
   5.1             Opinion of Cooley Godward LLC....................................
 *10.1(2)          Form of Indemnification Agreement between the Registrant and its directors, executive officers, and officers......................
 *10.2(2)          Registrant's 1988 Employee Stock Option Plan and related
                   agreements.......................................................
 *10.3(2)          Registrant's 1988 Consultant Stock Option Plan and related agreements.......................................................
++10.7(2)          Research, Option and License Agreement between the Registrant and
                   Eli Lilly and Company, dated May 1, 1991.........................
  10.8(2)          Lease Agreement, dated September 23, 1988, as amended August 30,
                   1989 and Lease Rider, dated September 23, 1988, between the
                   Registrant and NC Land Associates Limited Partnership............
 *10.17(1)         Forms of option agreements used under the Registrant's 1991
                   Equity Incentive Plan............................................
 *10.18(3)         Form of offering document used under the Registrant's 1991
                   Employee Stock Purchase Plan.....................................
 *10.20(5)         Consulting Agreement, dated January 1, 1993, between the
                   Registrant and Lloyd Hollingsworth Smith, Jr.....................
++10.21(5)         Collaboration Research Agreement between the Registrant and Kyowa
                   Hakko Kyogo, Co., Ltd............................................
++10.22(6)         Collaboration Agreement between Eli Lilly and Company and the
                   Registrant, dated May 28, 1993...................................
++10.23(4)         Exclusive License between the Registrant and the Regents of the
                   University of California, dated June 10, 1992....................
++10.24(7)         Collaboration Agreement between Ortho Pharmaceutical Corporation and the Registrant, dated December 21, 1993......................
 *10.26(12)        Registrant's 1994 Non-employee Directors' Stock Option Plan, as amended..........................................................
  10.27(8)         Put and Stock Purchase Agreement between the Registrant and
                   Johnson and Johnson Development Corporation, dated December 21,
                   1993.............................................................
  10.28(9)         Consulting Agreement, dated March 17, 1988 as amended effective
                   September 28, 1994 between the Registrant and Shaun R.
                   Coughlin.........................................................
 *10.29(12)        Registrant's 1991 Stock Purchase Plan, as amended................

                                                                                      SEQUENTIALLY
                                                                                        NUMBERED
     NUMBER                                   DESCRIPTION                                 PAGE
- -----------------  -----------------------------------------------------------------  ------------
 *10.30(12)        Registrant's 1991 Equity Incentive Plan, as amended..............
++10.32(10)        Collaboration Agreement between Schering-Plough Corporation and the Registrant, dated April 10, 1995.............................
++10.34(11)        Amendment No. 4 to Collaboration Agreement between the Registrant and Kyowa Hakko Kyogo, Co., Ltd., dated November 10, 1995........
++10.35(12)        Amendment No. 1 to Collaboration Agreement between Ortho
                   Pharmaceutical Corporation and the Registrant, dated September
                   27, 1996.........................................................
++10.36(12)        Amendment No. 1 to Collaboration Agreement between Eli Lilly and
                   Company and the Registrant, dated November 1996..................
++10.37(I)(12)     Amendment No. 1 to Collaboration Agreement between the Registrant and Kyowa Hakko Kyogo, Co., Ltd, dated May 9, 1994...............
++10.37(ii)(12)    Amendment No. 2 to Collaboration Agreement between the Registrant and Kyowa Hakko Kyogo, Co., Ltd, dated July 13, 1995.............
++10.37(iii)(12)   Amendment No. 3 to Collaboration Agreement between the Registrant and Kyowa Hakko Kyogo, Co., Ltd, dated August 1, 1995............
++10.37(iv)(12)    Amendment No. 5 to Collaboration Agreement between the Registrant and Kyowa Hakko Kyogo, Co., Ltd, dated December 17, 1996.........
 *10.38(12)        Description of Registrant's 1996 Incentive Pay Plan..............
  11.1             Statement Re: Computation of Net Loss Share......................
  23.1             Consent of Ernst & Young LLP, Independent Auditors...............
  23.2             Consent of Cooley Godward LLP. Reference is made to Exhibit
                   5.1..............................................................
  24.1             Power of Attorney, Reference is made to the signature page.......

- ---------------

* Indicates management contracts or compensatory plans or arrangements filed pursuant to Item 601(b)(10) of Regulation S-K.

++   Confidential treatment granted.

 (1) Filed as an exhibit to the Registrant's Registration Statement on Form S-8 (Reg. No. 33-42912) and incorporated herein by reference.

 (2) Filed as an exhibit to the Registrant's Registration Statement on Form S-1 (Reg. No. 33-40627) or amendments thereto and incorporated herein by reference.

 (3) Filed as an exhibit to the Registrant's Registration Statement on Form S-1 (Reg. No. 33-43181) or amendments thereto and incorporated herein by reference.

 (4) Filed as an exhibit to the Registrant's Quarterly Report on Form 10-Q for the quarter ended June 30, 1992 and incorporated by reference herein.

 (5) Filed as an exhibit to the Registrant's Annual Report on Form 10-K for the period ended December 31, 1992 and incorporated by reference herein.

 (6) Filed as an exhibit to the Registrant's Quarterly Report on Form 10-Q for the period ended June 30, 1993 and incorporated by reference herein.

 (7) Filed as an exhibit to the Registrant's Annual Report on Form 10-K for the period ended December 31, 1993 and incorporated by reference herein.

 (8) Filed as an exhibit to the Registrant's Quarterly Report on Form 10-Q for the period ended March 31, 1994 and incorporated by reference herein.

 (9) Filed as an exhibit to the Registrant's Annual Report on Form 10-K for the period ended December 31, 1994 and incorporated by reference herein.

(10) Filed as an exhibit to the Registrant's Quarterly Report on Form 10-Q for the period ended June 30, 1995 and incorporated by reference herein.

(11) Filed as an exhibit to the Registrant's Annual Report on Form 10-K for the period ended December 31, 1995 and incorporated by reference herein.

(12) Filed as an exhibit to the Registrant's Annual Report on Form 10-K for the period ended December 31, 1996 and incorporated by reference herein.